Registration No. 33-93894

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549

                                   ----------

                         Post-Effective Amendment No. 1

                                       To

                                    Form S-1

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1993


                              ALPHA PRO TECH, LTD.
             (Exact name of registrant as specified in its charter)

                                   ----------

           Delaware                          3842                  63-1009183
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)   Classification Code Number)    Identification
                                                                     Number)

Alpha Pro Tech, Ltd.                            Sheldon Hoffman, CEO
Suite 112, 60 Centurian Drive                   Suite 112, 60 Centurian Drive
Markham, Ontario L34 9R2                        Markham, Ontario  L3R 9R2
(905) 479-0654                                  (905) 479-0654
(Name, address, including zip                   (Name, address, including zip
code and telephone number,                      code, telephone number,
including area code, of                         including area code, of agent
registrant's principal                          for service)
executive office)

                                    Copy to:

                               Peter Landau, Esq.
                      Opton Handler Gottlieb Feiler & Katz
                    52 Vanderbilt Avenue, New York, NY 10017

Approximate date of commencement of proposed sale to public as soon as practicable after effective date of Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

                              CROSS REFERENCE SHEET
            Pursuant to Item 501(b) of Regulation S-K and Rule 404(a)

Item No. and Heading in Form S-1      Caption or Location in Prospectus
Registration Statement

 1.   Forepart of the Registration    Forepart of the Registration Statement
      Statement and Outside Front     Outside of Front Cover Page of Prospectus
      Cover Page of Prospectus

 2.   Inside Front and Outside        Inside Front and Outside pages of Prospec-
      Back Cover Pages of             tus and Outside Back Cover Prospectus
      Prospectus

 3.   Summary Information, Risk       Prospectus Summary; Risk Factors
      Factors  and  Ratio  of
      Earnings to Fixed Charges

 4.   Use of Proceeds                 Use of Proceeds

 5.   Determination of Offering       Outside front Cover Page of Prospectus;
      Price                           Plan of Distribution

 6.   Dilution                        Dilution

 7.   Selling Security Holders        Outside Front Cover Page of Prospectus;
                                      Selling Stockholders

 8.   Plan of Distribution            Outside Front Cover Page of Prospectus;
                                      Plan of Distribution

 9.   Description of Securities       Description of Securities
      to be Registered

10.   Interests of Named Experts      *
      and Counsel

11.   Information with Respect        Cover Page of Prospectus, Prospectus
      to the Registrant               Summary; The Company; Risk Factors; Price
                                      Range of Securities; Dividend Policy;
                                      Selected Financial Data; Management's
                                      Discussion and Analysis of Financial
                                      Condition and Results of Operations;
                                      Business; Management; Principal
                                      Shareholders; Certain Transactions; Legal
                                      Proceedings; Legal Matters; Financial
                                      Statements

12.   Disclosure of Commission        *
      Position on Indemnification
      for Securities Acts
      Liabilities

----------
* Omitted because answer is negative or item is otherwise not applicable.

PROSPECTUS                                               Subject to completion
                                                         dated January ___, 1997

                              AlphaProTech, Ltd.

                       3,021,935 Shares of Common Stock

                                   ----------


      All of the shares (collectively, the "Shares") of Alpha Pro Tech, Ltd. (the "Company") offered hereby are to be sold for the accounts of the selling stockholders set forth herein (the "Selling Stockholders"). The Company has registered the Shares, at its expense, pursuant to certain registration rights, and other contractual obligations incurred by the Company in connection with the original issuance of such Shares. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company will receive the exercise prices with respect to the exercise of any of the warrants (the "Warrants") and certain stock options ("Options") described herein. The Company estimates that its expenses will be approximately $43,000 in connection with the offering (the "Offering") of the Shares. See "Selling Stockholders" and "Plan of Distribution".

      Of the 3,021,935 shares of the Common Stock, Par Value $ .01, Per share (the "Common Stock"), being offered hereby, 1,739,381 shares of Common Stock are to be issued from time to time upon the exercise of certain Warrants described herein and 550,000 shares of Common Stock are to be issued from time to time upon the exercise of certain stock Options. Of the 732,554 remaining shares being offered hereby, 262,554 shares were issued in connection with private placements and 470,000 shares were issued in connection with the settlement of certain debt obligations of the Company, under Section 4(2) of the Securities Act of 1933, as amended. See "The Company - Selling Stockholders" and "Recent Developments".


      The Selling Stockholders may sell the Shares to or through underwriters, and also may sell the Shares directly to other purchasers or through agents from time to time in the over-the-counter market at prevailing prices in such market. See "Plan of Distribution".

      The Common Stock of the Company is traded on the National Association of Securities Dealers' (NASD) Over the Counter (OTC) Bulletin Board under the symbol "APTD".

      On January 14, 1997 the average of the last reported bid and asked prices of the Company's Common Stock in the over-the-counter market as reported by NASD was $ 1.437.

      INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS".

                                  ----------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

               The date of this Prospectus is January _____, 1997

                              TABLE OF CONTENTS
                                                                   PAGE
                                                                   ----

Available Information..............................................   3

Additional Information.............................................   3

Prospectus Summary.................................................   4

Summary Financial Data.............................................   6

Risk Factors.......................................................   7

The Company........................................................  12

Use of Proceeds....................................................  23

Dividend Policy....................................................  23

Capitalization.....................................................  24

Dilution...........................................................  25

Price Range of Securities..........................................  26

Selected Financial Data............................................  28

Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............................  29

Business...........................................................  38

Management.........................................................  45

Principal Stockholders.............................................  47

Certain Transactions...............................................  52

Selling Stockholders...............................................  53

Plan of Distribution...............................................  58

Description of Securities..........................................  59

Taxation...........................................................  61

Legal Proceedings..................................................  63

Legal Matters......................................................  65

Experts............................................................  65

Index to Financial Statements......................................  F-1

      Consolidated Financial Statements

            For the three years ended December 31, 1995,..........
            For the nine month period ended September 30, 1996,...

                             AVAILABLE INFORMATION


      The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400 Chicago, Illinois 60661-2511, at 75 Park Place, New York, New York 10007, and at 5757 Wilshire Boulevard, Los Angeles, California 90024. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 at prescribed rates.


                            ADDITIONAL INFORMATION

      The Company has filed a Registration Statement with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement and to the exhibits and schedules thereto.

      The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.


      The Company distributes annual reports containing audited financial statements to its stockholders.


      No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering herein contained, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information contained herein is correct as of any date subsequent to the date hereof.

                              PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Prospectus. Investors should carefully consider information set forth under the heading "Risk Factors."

                                  THE COMPANY


      The Company develops, manufactures and markets disposable protective apparel, food industry, infection control, wound care and consumer products for the cleanroom, food services, industrial, medical, dental and consumer markets. The Company operates through four divisions: apparel; food industry; mask and shield; and wound care. The Company's products are primarily sold under the "Alpha Pro Tech" brand names but are also sold for use under private label.

      The Company's products are classified into five groups: Disposable protective apparel consisting of a complete line of shoecovers, headcovers, gowns, coveralls and labcoats; food industry apparel consisting of a line of automated shoecovers, sleeve protectors, aprons, coveralls and bus boy jackets; Infection control products consisting of a line of facial masks and facial shields; wound care products consisting of a line of mattress overlays, wheelchair covers, geriatric chair surfaces, operating room table surfaces and pediatric surfaces; consumer products consisting of a line of pet bedding and pet toys.


      The Company's strategy is to grow its cleanroom division through its exclusive Agreement with VWR Scientific Products ("VWR") (formerly Baxter Scientific), by increasing its manufacturing capabilities to meet VWR's needs. The Company entered into an exclusive distribution agreement with a major supplier to the food industry to launch a line of innovative new products to help solve a major problem in the food industry: accidents that occur because of employees slipping and falling on wet slippery surfaces found in restaurants and food processing plants and to help decrease the number of burns caused by frying and grilling. The Company intends to also maintain its core business in the medical, dental, industrial and health related markets by using its existing distributors.

      The Company's products are used primarily in hospitals, clean rooms, laboratories and dental offices and are distributed principally in the United States through a network presently consisting of four purchasing groups, ten major distributors, approximately 200 additional distributors, approximately 30 independent sales representatives and a Company sales force of 6 people.

The Offering

Securities Offered

Common Stock                  3,021,935 shares of Common Stock.  See
                              "Description of Securities".


                              Of the 3,021,935 shares of Common Stock $ .01 par Value per Share being offered hereby, 1,739,381 shares are to be issued from time to time upon the exercise of certain Warrants described herein and 550,000 shares of Common Stock are to be issued from time to time upon the exercise of employee stock options. Of the 732,554 remaining shares being offered hereby, 262,554 shares were issued in connection with private placements and 470,000 shares were issued in connection with the settlement of certain debt obligations of the Company under Section 4(2) of the Securities Act of 1933, as amended. See "Selling Stockholders".

Common Stock
Outstanding
and to be
Outstanding                   20,595,463 shares of Common Stock at September
                              30, 1996 and 22,884,844 shares as adjusted for this Offering. (1) (2).

Warrants and Options          3,295,969 Warrants and 2,825,000 Options at
Outstanding                   September 30, 1996 and 1,556,588 Warrants and
                              2,275,000 Options to be outstanding as adjusted for this Offering.


Use of Proceeds This Offering is being made by Selling Stockholders and the Company will not receive any of the proceeds of such sales. See "Use of Proceeds" and "Selling Stockholders".

Risk Factors                  This Offering involves certain risks.  See
                              "Risk Factors".

NASD Symbol                   Common Stock......APTD

----------
(1) Does not include as outstanding 3,295,969 shares reserved for issuance upon the exercise of Warrants and 2,825,000 shares reserved for issuance upon the exercise of certain Options and treats as to be outstanding the 1,739,381 shares and 550,000 shares being registered hereby to be issued upon the exercise of Warrants and Options respectively.
(2) Does not include 364,000 additional shares reserved for issuance under the Company's stock option plans for employees and directors as of September 30, 1996.

----------
      See "The Company," - "Recent Developments" - "Private Placements," "Management-Stock Option Plans," "Description of Securities" and Note 10 of Notes to Consolidated Financial Statements.

                                   SUMMARY FINANCIAL DATA
                            (in thousands, except per share data)


                                                                                                                  Nine Months
                            May 31,                   Year Ended December 31                                   Ended September 30,
                             1991*        1991**        1992          1993         1994          1995           1995        1996

Statement of Operations:

Sales                       $  --        $   310      $ 8,129      $  9,439      $ 11,966      $ 13,031      $  9,893      $11,231
Gross profit                   --             55        3,177         3,500         4,247         4,469         3,491        3,903
Total expenses                  161        2,182        3,752         6,126         4,905        10,440         3,876        3,807
Net income/(loss)              (161)      (2,127)        (575)       (2,626)         (658)       (5,971)         (385)          96
Net income/(loss)
   per share                   (.04)        (.33)        (.06)         (.22)         (.05)        (0.36)         (.02)         .00
Weighted average shares       4,488        6,430        9,616        11,765        13,437        16,538        16,358       20,164


Balance Sheet Data:

Working capital (deficit)                                                             836         1,694         2,233        2,108
Total assets                                                                       11,192         6,410        11,181        7,757
Long term liabilities                                                               1,154           240           194          239
Shareholders' equity                                                                6,159         3,004         8,456        3,758


*     Reflects 12 month period ended May 31, 1991.

**    In 1991 Alpha Pro Tech changed its fiscal year end from May 31 to December
      31. Therefore, December 31, 1991 reflects a seven month period.

                                 RISK FACTORS

      The securities offered hereby are speculative and involve a high degree of risk. In analyzing this offering, prospective purchasers should carefully consider the following factors, among others:

1.    History of Losses


      The Company has operated at a net loss during each of its last three fiscal periods. Its net loss for the fiscal year ended December 31, 1993 was $2,626,000; its net loss for the fiscal year ended December 31, 1994 was $658,000; and its net loss for the fiscal year ended December 31, 1995 was $5,971,000. For the nine month period ended September 30, 1996, the Company had net income of $96,000 as compared to a net loss of $385,000 for the period ended September 30, 1995. As of September 30, 1996 the Company had an accumulated deficit of $15,772,000. There can be no assurance that the operations of the Company will be profitable in future periods. See "Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations".


2.    Need For Working Capital - Dependence On Private Sales of Securities

      While the Company has incurred a deficiency in net cash flow from operating activities for each of the three years ended December 31, 1995 and the nine months ended September 30, 1996, it had net working capital of $1,694,000 as of December 31, 1995 and net working capital of $2,108,000 as of September 30, 1996.

      The Company has been dependent for the financing of its working capital requirements on private sales of its securities to individual investors and groups of investors and the receipt of proceeds from the exercise of outstanding warrants and options. The Company intends to continue its practice of funding its working capital requirements through private sales of securities to the extent that it is unable to meet its working capital requirements by generating sufficient income from operations.


      In addition management has addressed the Company's working capital position by the conversion of Notes Payable into shares of Common Stock and obtaining a new line of credit facility. While there can be no assurance with respect to the Company's continuing ability to sell its securities privately or that additional warrants or options will be exercised, management believes that its available cash together with expected proceeds from the various sources noted above will be sufficient to finance its working capital and capital requirements for at least a 12 month period.

      The sale by the Company of Common Stock, securities convertible into or exchangeable for Common Stock or warrants and options exercisable for Common Stock, and the exercise of the rights of holders of such convertible securities, warrants and options may result in dilution of the investments of present and future holders of Common Stock. See "Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Company - Recent Developments Private Placements".

3.    Potential Fluctuation in Quarterly Results

      The Company's quarterly operating results have varied significantly as a result of a number of factors, including the timing of significant orders from and shipments to customers and the timing and market acceptance of new products. The Company expects that its operating results will fluctuate in the future as a result of these and other factors including its product mix, the Company's success in developing, introducing and shipping new products and the level of competition. There can be no assurance that the Company will be able to achieve and sustain a level of profitability on a quarter-to-quarter basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


4.    Dividends

      The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.
See "Dividend Policy".

5.    Regulatory Matters Pending Before The British Columbia Securities
      Commission

      In March 1992 the British Columbia Superintendent of Brokers ("Superintendent") raised certain concerns with respect to the adequacy of public disclosure relating to the Company's affairs including allegations relating to an agreement to perform certain promotional services for BFD, prior press releases issued by the Company, trading activities of directors of the Company and other technical regulatory issues. In November of 1992 certain additional concerns were raised relating to potential regulatory non-compliance in respect of the issuance of securities pursuant to various private placements. Included among those persons named as respondents with respect to these matters are Sheldon Hoffman, Chief Executive Officer and a director of the Company and Alexander W. Millar, President and a director of the Company. The issues relating to the concerns raised by the Superintendent with respect to the Company and its officers and directors have been resolved. See "The Company - Recent Developments - Notice of Hearing - March 3, 1992 and Cease Trade Order - November 13, 1992".

6.    Dependence Upon Key Personnel


      The Company is dependent upon the experience and ability of certain key personnel, including Sheldon Hoffman, Chief Executive Officer, and Alexander W. Millar, President. The loss of the services of either of those individuals could have an adverse effect on BFD. See "Management - Directors and Executive Officers - Employment Arrangments" and "The Company - Recent Developments".

      Dependence on Significant Customer

      The Company has one customer whose sales represent 28.2% of total sales in 1995 and one customer whose sales represent 29.2% for the nine months ended September 30, 1996. The loss of this customer would have a materially adverse effect on the Company's business. (See "Business Distribution")

7.    Dependence on Foreign Employees

      The Company's operations are substantially dependent upon its approximately 348 employees in Mexico. While the Company's relations with the union representing these employees and the employees themselves to be good, any unforeseen work stoppages would have an adverse effect on the Company's business. See "Business - Employees."


8.    Control By Directors And Officers

      The Company's current directors and officers and their affiliates beneficially own approximately 16.4% of its outstanding Common Stock. As a result of their Common Stock ownership, the Company's current directors and officers and their affiliates will have significant influence over all matters requiring approval by the Company's stockholders, including the election of directors. Through any directors that they nominate and elect, they may have the ability to direct policy and influence the Company's day-to-day operations. See "Principal Stockholders, Management, and Selling Stockholders".

9.    Dilution

      As of December 31, 1996 there were outstanding (a) employee stock options to purchase ___________ shares of Common Stock and (b) options and warrants to purchase ___________ shares of Common Stock.

      Any exercise of options or warrants will usually take place at a time when the Company would be able, in all likelihood, to obtain funds from the sale of the Company's Common Stock at prices higher than the exercise prices thereof. As a result, investors in the securities offered hereby may incur substantial dilution of their investments as the issuance of such a significant number of additional securities, or even the possibility thereof, may depress the price of such securities. See "Dilution".

10.   Patent Protection

      The Company's policy is to protect its intellectual property rights, products, designs and processes through the filing of patents in the United States and, where appropriate, in Canada and other foreign countries. The Company also registers trademarks and trade names.

      The Company believes that its patents may offer a competitive advantage, but there can be no assurance that any patents, issued or in process, will not be circumvented or invalidated. The Company relies on trade secrets and proprietary know-how to maintain and develop its commercial position. See "Business - Patents and Trademarks".


11.   Competition

      The Company faces substantial competition from numerous other companies, including companies with greater marketing and financial resources. The Company's major competitor is TECNOL INC. of Fort Worth, Texas as well as several other larger competitors. The Company believes that the quality of its products, along with the price and service provided will allow it to remain competitive in the disposable apparel market. See "Business - Competition."


12.   Potential Future Sales Pursuant to Rule 144 Or Registration
      Rights

      Future sales of shares by existing stockholders under Rule 144 of the Securities Act, or through the exercise of outstanding registration rights, or the issuance of shares of Common Stock upon exercise of options, warrants or otherwise could have a negative impact on the market price of the Common Stock. The Company is unable to estimate the number of shares that may be sold under Rule 144 or pursuant to registration rights since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby. See "Shares Eligible For Future Sale".

13.   Registration Rights

      The Company has granted demand and piggy-back registration rights at the Company's cost and expense to purchasers of unregistered securities offered and sold by the Company in private sales of its securities, and the Company expects that purchasers of securities in future private sales also will receive registration rights at the company's cost and expense. Such registration rights require the Company to register such securities with the Securities and Exchange Commission and state securities commissions for resale by the selling securityholders, and enable such securityholders to sell the securities to or through underwriters or to other purchasers in market transactions at prevailing market prices. In the absence of such registration, the securities acquired in private placements are restricted securities and can be sold only under Rule 144 under the Securities Act after a holding period of two years from the date of purchase or pursuant to another available exemption from the registration requirements under the Securities Act.


      The approximate cost of registering the securities offered hereby is $ 43,000.

14.   Effect of Delaware Law and Certain Charter and By-Law Provisions

      The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits certain publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. This statute as well as certain charter and By-law provisions may make it more difficult for a third party to acquire, or discourage future acquisition bids for the Company. See "Description of Capital Stock - Delaware Law and Certain Charter and By-Law Provisions."

                                  THE COMPANY

      ALPHA PRO TECH, LTD. (referred to herein as "the Company") was incorporated on February 17, 1983 pursuant to the British Columbia Company Act R.S.B.C. 1979, Chapter 59 (the "Company Act (British Columbia)" under the name Princeton Resources Corp. The Company subsequently changed its name to Canadian Graphite ltd. on July 27, 1988 and further changed its name to BFD Industries Inc. on July 4, 1989. Effective July 1, 1994 the Company changed it's corporate domicile from Canada to the State of Delaware in the United States and changed it's name to Alpha Pro Tech, Ltd. At that time all of the Company's operating assets were transferred to it's wholly owned subsidiary Alpha Pro Tech, Inc.

Historical Development

      In April 1989 the Company purchased all the assets, patents, trade secrets, inventory, goodwill and other properties to manufacture, among other items, certain transparent eye protection products utilizing an optical-grade polyester film from John Russell (the inventor of certain products currently being manufactured, marketed and distributed by the Company), Al Millar (currently president and a director of the Company), Sheldon Hoffman (currently chief executive officer and a director of the Company), Robert Isaly, (currently a director of the Company) and Irving Bronfman, a former director of the Company), BFD Inc. (an Alabama corporation), 779177 Ontario Inc. (a corporation owned by Messrs. Hoffman and Bronfman), Milmed International Distributors Limited (a company owned by Al Millar). None of the persons or entities referred to above were officers, directors or affiliated with the Company in any way prior to the transaction.

      From April 1, 1990 to August 30, 1991, the business currently being carried on by the Company, was operated by the BFD Industries Limited Partnership, an Ontario limited partnership (the "BFD Limited Partnership"), of which a wholly-owned subsidiary of the Company was the general partner, and of which there was only one limited partner. Pursuant to an agreement between the Company and the sole limited partner of the Company's Limited Partnership dated June 21, 1991, the Company purchased the limited partner's 50% interest in the BFD Limited Partnership for a purchase price of $1,000,000.00 The BFD Limited Partnership was dissolved on August 30, 1991 and the business and operations have continued to be carried on by the Company directly.

      Prior to its acquisition of the business currently being conducted by it, the Company was involved in mining and exploration. However, for the fiscal years ended May 31, 1987, 1988, 1989 and 1991 the Company generated no revenues.

      The Company's executive offices are located at 60 Centurian Drive, Suite 112, Markham Ontario, Canada L3R 9R2, and its telephone number is (905) 479-0654.

                              RECENT DEVELOPMENTS

Matters Before The British Columbia Securities Commission


      As a result of concerns raised by the Brish Columbia Superintendent of Brokers (the "Superintendent") with respect to the adequacy of public disclosure relating to the Company's affairs, the Superintendent, on March 3, 1992, issued a Temporary Order and Notice of Hearing naming as respondents among others, the Company and Messrs. Al Millar, Sheldon Hoffman, Irving Bronfman, Robert Henry Isaly, James S. Lewis, and Hans Rieder, and ordered that all trading in the securities of the Company cease for a period originally expiring on March 18, 1992. The Superintendent also set a hearing for March 18, 1992 to give the respondents an opportunity to be heard before the British Columbia Securities Commission (the "Commission"). The Notice of Hearing contained a variety of allegations including those relating to prior press releases issued by the Company, trading activities of directors of the Company and other technical regulatory issues. Messrs. Millar, Hoffman and Isaly are presently directors. Messrs. Lewis, Bronfman and Reider are former directors.


      With respect to trading activities by directors of the Company, the Superintendent alleged that Messrs. Millar, James B. Lewis (a former director) and Isaly, traded in the securities of the Company with knowledge of a material change in the Company which they knew had not been generally disclosed and that on or before January 28, 1992, the directors of the Company reserved incentive stock options for 435,000 of the Company's Common Shares while they had knowledge of the material change which they knew had not been generally disclosed

      The Company and the other respondents all denied any wrongdoing with respect to the above allegations related to the Company. The Company and its directors cooperated fully with the Superintendent's office with regard to the matters in the Notice of Hearing which was adjourned by consent.

      On April 10, 1992 the Company issued a comprehensive news release providing disclosure to the public concerning its affairs and matters related to the Temporary Order and Notice of Hearing. Contemporaneously the Company submitted a Filing Statement to the Vancouver Stock Exchange containing information similar to that contained in the news release. On April 13, 1992 citing that the Company had issued the April 10, 1992 news release and that the directors of the Company had consented to an order that they cease all trading in the securities of the Company until a hearing is held and a decision rendered, the Superintendent issued a Variation of Order revoking the Cease Trade Order against the Company. On April 14, 1992 the Company's securities resumed trading on the Vancouver Stock Exchange.

      On November 13, 1992 the Superintendent issued a Cease Trade Order in respect of all of the securities issued pursuant to two private placements of the Company's securities pending resolution of concerns relating to potential regulatory non-compliance in respect of the issuance of these securities.

      Between November 13, 1992 and late January of 1993, extensive discussions ensued and a substantial amount of documentation was compiled and provided to the staff at the office of the Superintendent with respect to the details surrounding those private placements. As a result of providing such information, an agreement in principle was reached with the Superintendent whereby the Superintendent would consider a revocation of the Cease Trade Order issued November 13, 1992, such revocation being conditional upon, among other things, the Company preparing and disseminating a news release setting out further details with respect to those private placements, the provision to each purchaser under those private placements who was affected by the Cease Trade Order of additional corporate disclosure documentation, specifically the Company's Form 10-Q for the periods ending September 30, 1992 and a right to rescind their subscription and have returned to them any subscription funds previously provided by such purchaser to the Company pursuant to their subscription.

      In accordance with the above a news release was issued by the Company on January 28, 1993 which outlined these matters and on February 11, 1993, a complete package of documentation was prepared and sent to each purchaser of securities affected by the Cease Trade Order issued November 13, 1992. On February 23, 1993 the Superintendent revoked the November 13, 1992 Cease Trade Order as to all persons other than the officers and directors of the Company.

Settlements with British Columbia Securities Commission

      On November 23, 1993 the Company signed an agreement with the British Columbia Securities Commission resolving all outstanding issues with respect to the Company. The Company agreed and consented to the following:

1. The Company will seek professional counsel or take such other steps as may be reasonably necessary to ensure that its future activities are in compliance with applicable securities legislation and policies; and

2. The Company will pay to the Minister of Finance and Corporate Relations the sum of 425,000; and

3. The Company waives any right it may have, under the Act or otherwise, to a hearing, hearing and review, judicial review or appeal related to, in connection with or incidental to this agreement.

      On November 10, 1995, Sheldon Hoffman a Director and CEO of the Company and Alexander Millar, a Director and President of the Company settled all outstanding matters pending before the British Columbia Securities Commission (the "BCSC"), which were commenced in March 1992 by the British Columbia Superintendent of Brokers ("Superintendent"). The settlement provides that as to each of Messrs. Hoffman and Millar: a Cease Trade Order as to sales by them of the Company's securities in British Columbia shall remain in effect for 2 years; each shall be prohibited from becoming or acting as a director or officer of any British Columbia reporting issuer, other than the Company, until such time as they have successfully completed a course of study satisfactory to the Superintendent concerning the duties of directors and officers of reporting issuers; full payment to the BCSC shall have been made of $29,000 as to Hoffman and $14,500 as to Millar; and the Superintendent consents to their acting in the capacity of a director or officer of a British Columbia reporting issuer. All matters pending as to Robert Isaly, a Director of the Company, were dropped.

Alpha Pro Tech Acquisition

      In May 1992 the Company acquired Alpha Pro Tech, Inc., ("Alpha"), from William C. Klintworth Jr., the principal shareholder of Alpha acting on behalf of himself and all other shareholders.

      Alpha is in the business of manufacturing and selling medical and dental surgical face masks, bed patient monitoring systems, Unreal Lambskin decubitus products (used to prevent bedsores) and pet bedding products. Unreal Lambskin is a material made from durable synthetic fleece fabric which has the characteristics and attributes of real lambswool. Alpha's corporate office and manufacturing facility is located at 903 West Center Street, Bldg. E. North Salt Lake, Utah 84054. A second manufacturing facility is located at 1145 Norwood Road, Janesville, Wisconsin.

      The purchase price of $7,200,000 (plus closing adjustments) was paid as follows: a $100,000 deposit upon the execution of the Agreement, $3,600,000 paid at closing with the balance of $3,500,000 paid by a promissory Note ("Note") payable in one year and convertible in whole or in part at any time during the year, at the option of the holder, into Common Shares of the Company at a deemed price per share of $3.50. No interest accrued on the Note for the first 120 days after closing, but interest thereafter accrued at the rate of 8 1/2% per annum, due and payable at the maturity date of the Note. If a holder of the Note elected to be paid in cash, such holder had to give the Company at least 120 days advance written notice of such election prior to April 29, 1993. The Note was secured by all of the issued and outstanding shares of Alpha pursuant to a pledge agreement.

      As part of the transaction, Mr. Klintworth, the principal shareholder and president of Alpha entered into a Confidentiality Agreement with the Company in consideration of a total payment of $300,000 paid at closing. Pursuant to this agreement, Mr. Klintworth provided consulting services to the Company and covenanted not to compete, directly or indirectly, with the Company or Alpha during the term of the agreement and for a period of 18 months following the termination thereof. This agreement was for a term of 3 years.

      Alpha also entered into an Employment Agreement with Mr. Klintworth for a three year term at a salary of $115,000 per annum which could be terminated without cause, upon 6 months notice after the above referenced Note was satisfied. Alpha also entered into an employment agreement with Elvin Boyce at a salary of approximately $3,000 per month. The employment agreement with Mr. Boyce was generally in accordance with his existing Independent Consulting Agreement with Alpha dated January 1, 1990 which was for a term of 10 years. Mr. Boyce was the inventor of certain products now produced by Alpha and continues to be involved in the manufacturing operations of Alpha.

      The transaction was subject to approval of the Vancouver Stock Exchange and required a report and commentary with respect to the purchase price to be paid. The Company engaged Deloitte & Touche for this purpose. Their comments concluded that the proposed purchase price was determined as a result of arm's length negotiations and that while the price earning multiples and price to book value ratios inherent in the net purchase price appear higher than Canadian "norms" for smaller manufacturing companies, they do not appear out of line with such ratios inherent in initial public offerings in the U.S. and with current trading data in the med-tech industry.

      They also noted that the opportunity existed for the Company to increase the value of Alpha in particular, due to the potential synergetic benefits associated with selling Alpha's products through the Company's hospital buying group agreements.


      Finally, they commented that based upon the scope of their review, analysis and assumptions used, the proposed cash equivalent purchase price of $7.2 million, at January 1, 1992 for all the issued and outstanding shares of Alpha Pro Tech, Inc. would not be unreasonable. The Company financed this acquisition with the proceeds of private placements.

      Gross revenues of Alpha for each of the three fiscal years ending December 31, were as follows:


     1991         $5,508,000
     1990         $5,197,000
     1989         $3,886,000

      On January 26, 1993, the holders of the Notes notified the Company of their election to receive payment in cash.

      On May 14, 1993 the Company paid the noteholders the principal sum of $3,500,000 together with approximately $199,000 of accrued interest. Of this amount $550,000 was provided by a loan from Harberton Trading, Ltd., ("Harberton") a European merchant bank, $1,104,000 was provided by a credit facility secured by accounts receivable, inventory and equipment from Allstate Financial Corporation of Arlington, Virginia, with the balance of $2,045,000 from the Company's working capital. The Harberton loan was initially for a nine-month term, bearing a monthly compound interest rate of 1.13% and secured by a pledge of all of the shares of Alpha as well as a general security interest (subordinate to that of Allstate's Financial Corporation) on all personal property, including accounts receivable, inventory and equipment. Harberton was also issued 40,000 shares of the Company's Common Stock as a bonus and a finder's fee of $ 47,250 was paid to an unaffiliated third party. On February 18th 1994, this loan was extended for an additional nine month period. In connection with such extension an additional fee of approximately $55,000 and an additional bonus of approximately $125,000 were paid by the Company. In 1995 this loan was converted into 487,000 shares of the Company's Common Stock.

      Contemporaneously with the payment of the Note, Mr. Klintworth resigned as an officer and director of Alpha Pro Tech and his employment contract was terminated effective August 14, 1993.

      In the fourth quarter of 1995 the Company evaluated the carrying value of goodwill associated with the acquisition of Alpha based on current operating results and forecasts of future operations of this business and concluded that goodwill should be written off. This write-off (recorded in the fourth quarter of 1995) amounted to $ 4,922,000 and is reported in the income statement as a component of expenses under the caption "Impairment Loss on Intangible Assets". See "Consolidated Financial Statements - Consolidated Statements of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".


Acquisition of Assets of Gem Non-wovens


      In October 1992, the Company acquired the assets of Gem Non-wovens, Inc. ("GEM"), an automated manufacturer of disposable surgical head and shoe covers, located in Huntsville, Alabama in exchange for approximately $330,000, and the assumption of approximately $50,000 of GEM's liabilities to unsecured creditors. Included in the assets acquired were cash and accounts receivables the collection of which equalled substantially all of the liabilities assumed. GEM manufactured its products in a leased facility of approximately 8,500 square feet at in Huntsville, Alabama. The facility was consolidated into Alpha's facilities in North Salt Lake, Utah effective January 1, 1994.


Purchase of MDC Corporation

      In July 1993 the Company purchased all the shares of MDC Corporation ("MDC"), a South Carolina sales and marketing consulting firm from Marilyn Hutchens in exchange for a Promissory Note in the amount of $50,000 due on December 24, 1993, with interest at 6% per annum; a $100,000 fee paid to Ms. Hutchens for consulting services for one year and the issuance of 50,000 of the Company's Common Shares to Ms. Hutchens. The Company had previously entered into an agreement with MDC for a term of ten years, commencing December 1, 1991, pursuant to which MDC was to use its good faith efforts to further the sales of the Company's products for which it was to receive two percent of gross revenues derived from all medical industry sales by the Company. For the year ended December 31, 1992, MDC was entitled to receive $101,000 pursuant to the agreement. Upon the closing of the purchase of MDC the agreement with MDC was terminated and the obligation to pay was canceled. Ms. Hutchens together with her husband owned 111,095 shares of the Company's Common Stock at the time of the acquisition. Subsequent to the acqusition of MDC, the Company elected not to renew MDC's Corporate Charter and therefore, MDC no longer exists as a separate corporate entity.

Acquisition of License Agreement and Patents


      In April 1993, the Company also acquired a license agreement for an Inflation Control for Air Supports Device and the patents for a Delta Foam Support System (Delta) from Ms. Hutchens for an aggregate of $200,000 ($175,000 for the Patents and $25,000 for the license). The $200,000 originally due December 24, 1993 was paid by the issuance of an additional 50,000 shares of the Company's Common Stock and payment of $4000 per month for 24 months, commencing March 31, 1994. The license and patents relate to a line of therapeutic mattresses and overlays used in the prevention and treatment of pressure ulcers. The Company was obligated to pay a royalty to Ms. Hutchens and two co-inventors of the Delta Support System on all Delta and Inflation Control Device sales, up to a maximum royalty of $250,000 per year, for the life of the patent.


      As part of the Delta agreement, the Company was required to sell $1 million worth of the product within two years of its first sale, and $1 million per year thereafter until the patents expire. If they did not attain these levels all rights to the product and the patents were to revert back to Ms. Hutchens. These sales levels were not attained. These rights have reverted back to Ms. Hutchens and as a result the patent was written off at December 31, 1994 and the license agreement was surrendered in 1995.

Acquisition of Assets of Disposable Medical Products, Inc.


      On March 25, 1994, the Company, through its wholly owned subsidiary Alpha, entered into an agreement to purchase approximately $105,000 of inventory and $228,000 of capital equipment of Disposable Medical Products, Inc. ("DMPI"), a debtor in possession pursuant to a Chapter 11 proceeding in the United States bankruptcy court in New Orleans, Louisiana. The inventory was purchased immediately, but the acquisition of the capital equipment was to take place upon approval of the sale by the bankruptcy court which occurred on July 29, 1994 and upon payment of the purchase price, which occurred on March 3, 1995.


      Between the period of March 25, 1994 and March 3, 1995, under a post-petition financing agreement Alpha was responsible for the operation of DMPI and had all of the risks and rewards of the business. The post-petition financial results of the operation of DMPI have been included in the Company's consolidated financial statements effective April 1, 1994.

      Under the post-petition financing agreement, Alpha Pro Tech, was to supply DMPI with a $450,000 line of credit until the date the agreement was finalized. As collateral for the entire amount, DMPI assigned its post-petition accounts receivable and all other assets to be acquired, to Alpha Pro Tech, In connection with the asset purchase agreement, employment contracts were entered into with five employees of DMPI.


Acquisition of Ludan Corporation

      Effective April 1, 1995 the Company acquired an 80% interest in Ludan Corp., a Georgia based materials laminating company, for $29,000 cash plus the assumption of $ 23,000 of net liabilities. In addition, a note payable of $20,000 was converted to 20,000 Common Shares of the Company in March 1995. On June 30, 1996, the Company acquired the outstanding 20% interest in Ludan Corporation from the minority shareholder for $68,000. The Company paid $49,000 of the purchase price in July 1996 and the remaining $19,000 is due in March 1997.

Recent Private Placements


      The Company has been dependent for the financing of its working capital requirements on private sales of its securities to individual investors and groups of investors and the receipt of proceeds from the exercise of outstanding warrants and options. The Company intends to continue its practice of funding its working capital to the extent that it is unable to meet its working capital requirements by generating sufficient cash flow from operations. In April 1993 the Company sold 119,048 units at a price of $3.70 Canadian ("CDN") for a total of $440,478 CDN to a private investor. Each unit consists of one common share and one non-transferrable share purchase warrant exercisable within twelve months at a price of $3.70 CDN per share. The net proceeds from this private placement were added to the Company's working capital. A finder's fee of 9,319 common shares was paid to an unaffiliated third party in connection with this transaction.

      In June 1993, the Company sold 100,000 units at a per unit price of $2.38 CDN for a total of $238,000 CDN to a private investor. Each unit consists of one common share and one non-transferrable share purchase warrant exercisable within twelve months at a price of $2.38 CDN per share. The net proceeds from this private placement were added to working capital. A finders fee of 8,500 common shares was paid to an unaffiliated third party.

      In July 1993, the Company sold 233,697 units at a per unit price of $2.64 CDN for a total of $616,960 to a group of four private investors. Each unit consists of one common share and one non-transferrable share purchase warrant exercisable within twelve months at a price of $2.64 CDN per share. The net proceeds from this private placement were used for working capital. A finders fee of 12,555 common shares, valued at $ 33,145, was paid to an unaffiliated third party.


      In March, 1994 the Company commenced a private offering pursuant to which a minimum of 500,000 Units to a maximum of 3,000,000 Units were to be issued at a price of $1.00 per Unit. Each Unit consisted of one share of Common Stock, and one Class A Stock Purchase Warrant. Each Warrant entitled the holder to immediately purchase one share of Common Stock at a price of $2.00 subject to adjustment in certain circumstances, until their expiration on February 28, 1996. Subsequently the agreement with the dealer manager to offer the Units was terminated, no Units having been sold. The Company continued to offer Units, under revised terms, to investors. During the year ended December 31, 1995, the Company had sold 1,802,649 Units at $.75 per Unit, each Unit consisting of one share of Common Stock and a two year Warrant to purchase one share of Common Stock at $.75 per share, for which it has received aggregate proceeds of $1,352,000.

                                USE OF PROCEEDS

      Since all of the Shares offered hereby are to be sold for the account of Selling Stockholders, the Company will not receive any cash proceeds pursuant to this Offering.


      The Company may, however, receive cash proceeds to the extent outstanding Warrants and Options are exercised by a Selling Stockholder. If the Warrants and Options are exercised in full, as to which there can be no assurance, the net proceeds would be approximately $1,874,400. The Company would use these proceeds, if any, for general corporate purposes including working capital. See "Selling Stockholders."


      Pending the ultimate application of the proceeds of any financing the Company makes temporary investments in interest bearing savings accounts, certificates of deposit, United States Government obligations or money market certificates.

      United States government obligations are not necessarily those backed by the full faith and credit of the United States government. Company policy does not require temporary investments to be investment grade as determined by a nationally recognized statistical rating organization nor does it require that such investments have any additional safety feature such as insurance.

                              DIVIDEND POLICY

      The Company has never paid cash dividends on its Common Stock. The current policy of the Board of Directors is to retain any earnings to provide for the development and growth of the Company. Consequently, no cash dividends are expected to be paid in the foreseeable future.

                              CAPITALIZATION


      The following table sets forth the capitalization of the Company as of September 30, 1996. All information set forth below should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.


                                                 September 30, 1996
                                                   (in thousands)

Long-term liabilities, less current portion           $   239
Stockholders Equity:
  Common stock $.01 par value; 50,000,000
    shares authorized; 20,595,463 issued
    and outstanding(1)                                    206
  Additional paid-in capital                           19,324
  Accumulated deficit                                 (15,772)
                                                      -------

   Total stockholders' equity                           3,758
                                                      -------

      Total capitalization                            $ 3,997
                                                      -------



(1) Excludes 6,120,969 shares of Common Stock issuable upon the exercise of outstanding options and warrants. See "Management 1993 Stock Option Plan" and "Shares Eligible for Future Sale."

(2) See "Note 13" of "Notes to Consolidated Financial Statements" with respect to future lease obligations.

                                 DILUTION

      The following table sets forth the number of shares of Common Stock outstanding as of September 30, 1996 as well as the number of shares of Common Stock that would be outstanding if all of the outstanding options and warrants were exercised. Any exercise of options or warrants will take place at a time when the Company would be able, in all likelihood, to obtain funds from the sale of the Company's Common Stock at prices higher than the exercise prices of the options and warrants. As a result, investors in the Shares offered hereby may incur substantial dilution of their investment as the issuance of a significant number of additional shares of Common Stock, or even the possibility thereof, may depress the price of the Shares being offered hereby.

                                                    Common Stock
                              Market or             Outstanding
                              Exercise              or Reserved
Security                      Price                 for Issuance
--------                      --------              ------------

Common Stock                   1.437(1)             20,595,463

Employee Stock
Options                         1.01(2)              2,825,000

Warrants                        .758(2)              3,295,969
                                                    ----------


                                        TOTAL       26,716,432

(1) Based on the average of the last reported bid and asked price of the Company's Common Stock in the over-the-counter market as reported by the NASD on January 14, 1997.

(2) Based on the average of exercise prices ranging from $.75 to $2.03 per share.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

                            PRICE RANGE OF SECURITIES

      From January 1, 1991 through July 16, 1993 the Common Shares were traded on the Vancouver Stock Exchange under the symbol BFI, at which time the Common Shares were de-listed from the Vancouver Stock Exchange at the Company's request.

      On March 8, 1993 the Common Shares of the Company were cleared for quotation on the National Association of Securities Dealers (NASD) Over the Counter (OTC) Bulletin Board under the symbol "BFDIF". When the Company changed its name to Alpha Pro Tech Ltd. on July 1, 1994, its symbol was changed to APTD.

      The high and low range of bid prices for the Common Shares of the Company for the quarters indicated as reported by the NASD were as follows:

                                  Low                 High
                                  ---                 ----

1994  First Quarter               5/8                 1-7/8
   Second Quarter                 1-3/16              1-7/16
   Third Quarter                  31/32               1-3/16
   Fourth Quarter                 13/16               1-1/16

1995  First Quarter               3/4                 3-1/8
   Second Quarter                 1-7/8               2-5/8
   Third Quarter                  1-5/8               2-1/2
   Fourth Quarter                 1-7/16              2-1/16

1996  First Quarter               1-1/32              1-31/32
   Second Quarter                 1-1/4               2-3/16
   Third Quarter                  1-1/32              1-11/32
   Fourth Quarter                 15/16               1-5/16

1997 First Quarter
(thru 01/14/97)                   .906                1.435

      Such over the counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

      As at January, 1997 there were approximately 625 shareholders of record.

      In the period 1993 through 1995 the Company made several efforts to list its Common Stock on the NASDAQ SmallCap Market. Each time the Company received notification that its request for listing on the NASDAQ Stock Market had been denied based on the Company's inability to meet NASDAQ's minimum bid price criterion of $3.00 per share and/or the fact that there was a pending proceeding with British Columbia Securities Commission.

      As noted above, the Company's officers and directors agreed to a settlement with the BCSC in October 1995 which was actually signed as of November 10, 1995. The Company reapplied for listing on NASDAQ in October 1995 and was again advised by the NASDAQ staff on January 2, 1996 that its application was not approved because of the failure to satisfy the minimum bid price requirement of $3.00 and the fact that the involvement of the Company's officers in the BCSC proceeding was sufficient to support a denial of the listing application. The Company requested a review of this decision by the NASDAQ Review Committee. This Committee upheld the staff's decision.

Dividend Policy

      The holders of the Company's Common Shares are entitled to receive such dividends as may be declared by the directors of the Company from time to time to the extent that funds are legally available for payment thereof. The Company has never declared nor paid any dividends on any of its Common Shares. It is the current policy of the Board of Directors to retain any earnings to provide for the development and growth of the Company. Consequently, the Company has no intention to pay cash dividends in the foreseeable future.

SELECTED FINANCIAL DATA

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)
Selected Financial Data
--------------------------------------------------------------------------------

                                                 Nine Months                                       Twelve Months
                                                    Ended                                             Ended
                                                September 30,                                      December 31,
                                        ---------------------------     ------------------------------------------------------------
                                            1996            1995           1995(1)         1994(2)           1993           1992(3)
Historical Statement
of Operations Data

Operating revenues                      $11,231,000    $  9,893,000     $ 13,031,000    $ 11,966,000   $  9,439,000    $  8,129,000
Gross profit                              3,903,000       3,491,000        4,469,000       4,247,000      3,500,000       3,177,000
Selling, general and
 administrative expenses                  3,415,000       3,010,000        4,342,000       3,562,000      4,852,000       3,236,000
Interest expense                            212,000         411,000          563,000         898,000        450,000          99,000
Impairment loss on intangible assets           --              --          4,922,000            --             --              --
Other expenses                              180,000         455,000          613,000         445,000        824,000         417,000
                                        -----------    ------------     ------------    ------------   ------------    ------------

Total expenses including provision
 (benefit) for income taxes
                                          3,807,000       3,876,000       10,440,000       4,905,000      6,126,000       3,752,000
                                        -----------    ------------     ------------    ------------   ------------    ------------

Net income (loss)                       $    96,000    $   (385,000)    $ (5,971,000    $   (658,000   $ (2,626,000    $   (575,000)
                                        ===========    ============     ============    ============   ============    ============

Loss per share                          $      0.00    $      (0.02)    $      (0.36)   $      (0.05)  $      (0.22)   $      (0.06)
                                        ===========    ============     ============    ============   ============    ============

Weighted average shares
 used in loss per share                  20,163,671      16,357,883       16,533,294      13,437,198     11,764,871       9,615,921

Historical Balance Sheet Data

Current assets                          $ 5,868,000    $  4,764,000     $  4,860,000    $  4,715,000   $  2,749,000    $  4,126,000
Total assets                            $ 7,757,000    $ 11,181,000     $  6,410,000    $ 11,192,000   $  9,578,000    $ 11,100,000
Current liabilities                     $ 3,760,000    $  2,531,000     $  3,166,000    $  3,879,000   $  2,885,000    $  4,847,000
Long-term liabilities                   $   239,000    $    194,000     $    240,000    $  1,154,000   $    278,000    $    654,000
Common stockholders' equity             $ 3,758,000    $  8,456,000     $  3,004,000    $  6,159,000   $  6,415,000    $  5,599,000


                                             Seven Months    Twelve Months
                                                 Ended           Ended
                                             December 31,       May 31,
                                             ------------    -------------
                                               1991(4)          1991
Historical Statement
of Operations Data

Operating revenues                           $   310,000     $      --
Gross profit                                      55,000            --
Selling, general and
 administrative expenses                         780,000          87,000
Interest expense                                  12,000          51,000
Impairment loss on intangible assets                --              --
Other expenses                                 1,390,000          23,000
                                             -----------     -----------

Total expenses including provision
 (benefit) for income taxes
                                               2,182,000         161,000
                                             -----------     -----------

Net income (loss)                            $(2,127,000)    $  (161,000)
                                             ===========     ===========

Loss per share                               $     (0.33)    $     (0.04)
                                             ===========     ===========

Weighted average shares
 used in loss per share                        6,430,076       4,488,000

Historical Balance Sheet Data

Current assets                               $   994,000     $   373,000
Total assets                                 $ 1,139,000     $   373,000
Current liabilities                          $   424,000     $   363,000
Long-term liabilities                        $      --       $      --
Common stockholders' equity                  $   715,000     $    10,000

(1) Includes the operations of Ludan Corporation which was acquired effective April 1, 1995. See footnote 15 in Notes to the Consolidated Financial Statements.
(2) Includes the operations of Disposable Medical Products, Inc. which was acquired on March 25, 1994. See footnote 14 in Notes to the Consolidated Financial Statements.
(3) Includes the operations of Alpha Pro Tech, Inc. which was acquired on May 14, 1992.
(4) In 1991, Alpha Pro Tech changed its fiscal year end from May 31 to December 31. Therefore, December 31, 1991 reflects a seven month period. December 31, 1991 balances include the operations of the limited partner's interest in BFD Industries Limited Partnership which was purchased on August 30, 1991.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS FROM OPERATIONS

RESULTS OF OPERATIONS

Nine months ended September 30, 1996, compared to the nine months ended September 30, 1995

      Sales. Consolidated sales were $11,231,000 and $9,893,000 for the nine months ended September 30, 1996 and 1995, respectively representing an increase on 13.5%. The increase is attributable to an increase in apparel sales of 54.1%, offset by a decrease in mask and shield products of 3.4% and a decrease in Unreal Lambskin(R) of 22.1%.

      Cost of Goods Sold. For the nine months ended September 30, 1996 as compared to 1995, cost of goods sold increased to $7,328,000 from $6,402,000. As a percentage of net sales for the nine months, cost of goods sold increased to 65.2% from 64.7%. Gross profit margin decreased slightly as a result of sales mix to 34.8% from 35.3% for the nine months ended September 30, 1996 and 1995 respectively.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $405,000 to $3,415,000 for the nine months ended September 30, 1996 from $3,010,000 for the nine months ended September 30, 1995. As a percentage of net sales, selling, general and administrative expenses remained consistent with the previous year at 30.4%.

      Depreciation & Amortization. Depreciation and amortization expense decrease by $269,000 for the nine months ended September 30, 1996 compared to 1995. These decreases are attributable to the 1995 fourth quarter write off of impaired intangible assets related to the acquisition of its wholly-owned subsidiary, Alpha Pro Tech, Inc.

      Interest. Interest expense decreased by 48.4% for the nine months ended September 30, 1996 compared to 1995. The decrease is due to the Company obtaining asset based financing at lower interest rates effective March 31, 1995 and to $830,000 of notes payable being converted to common stock during the second quarter 1995.

      Income from Operations. Income from operations increased by $276,000 for the nine months ended September 30, 1996 compared to the same period in 1995. The increase is primarily due to a decrease in depreciation and amortization, and to an improved gross profit percentage.

      Net Income. Net income for the nine months ended September 30, 1996 was $96,000 compared to a loss of $385,000 for the nine months in 1995. The net income increase of $481,000 is comprised of an increase of income from operations of $276,000 and a decrease of interest of $199,000. Net income (loss) as a percentage of sales increased to 0.9% in the first nine months of 1996 compared to (3.9%) in the same period 1995.

1995 Compared to 1994

      Alpha Pro Tech, Ltd. reported a net loss for the year ended December 31, 1995 of $5,971,000 as compared to a net loss of $658,000 for the year ended December 31, 1994. The principal components of the loss consist of a write-off of $4,922,000 of intangible assets associated with masks, shields, and wound care products manufactured and distributed through its wholly-owned subsidiary, Alpha ProTech, Inc. and an increase of $780,000 in selling, general, and administrative expenses.

      Sales. Consolidated net sales for the year ended December 31, 1995 increased to $13,031,000 from $11,966,000 in 1994, representing an increase of $1,065,000 or 8.9%. Net sales for the Apparel Division for the year ended December 31, 1995 were $4,953,000 as compared to $3,148,000 for the same period of 1994. The Apparel Division sales increase of $1,805,000 or 57% was primarily due to increased sales to its largest customer and the fact that Alpha began including the results of the Apparel Division on April 1, 1994. Virtually all of the 1995 overall sales increase came from the Apparel Division and this trend is expected to continue into the future. The Company similarly sees its newly launched food service industry product line as a revenue source beginning in 1996. Mask, and eye shield sales decreased by 13.9%, to $5,205,000 in 1995 from $6,042,000 in 1994, due primarily to a softening in medical sales. Sales from the Company's Unreal Lamb's Wool and other related products increased by 3.5% to $2,873,000 in 1995 from $2,776,000 in 1994. The Company's Unreal Lamb's Wool line of products is a mature line which is no longer an area for significant growth.

      Gross profit. Gross profit margin decreased to 34.3% for the year ended December 31, 1995 from 35.5% for the year ended December 31, 1994. The gross profit margin decline was primarily due to both the initial training costs and the initial lost efficiencies associated with re-locating shield manufacturing to Mexico. Gross profit margin for the year ended December 31, 1995 eliminating the re-location start up costs would have been 35.1%. Management plans to improve margins through the streamlining of its Mexican operations and there can be no assurance that these improvements will be attained.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $780,000 to $4,342,000 for the year ended December 31, 1995 from $3,562,000 for the year ended December 31, 1994. As a percentage of net sales, selling, general and administrative expenses increased to 33% in 1995 from 30% in 1994. The increase in selling, general and administrative expenses is primarily in the areas of Apparel Division costs $386,000; payroll related costs $169,000; investor relations $79,000; professional fees $49,000; marketing $46,000; and travel expenses $86,000. Approximately half of the $386,000 selling, general and administrative expense increase for the Apparel division is related to increased 1995 sales. The other half of the increase in the Apparel Division selling, general and administrative expenses is due to comparing twelve months of expenses in 1995 compared to 9 months in 1994 since the acquisition of the Apparel Division took effect April 1, 1994. As a percentage of net Apparel Division sales, selling, general and administrative expenses for the Apparel division remained constant at 20% for both 1995 and 1994.

      Depreciation & Amortization. Depreciation and amortization expense decreased by $116,000, to $618,000 for the year ended December 31, 1995 from $734,000 for the same period in 1994. This decrease is primarily attributable to the write off in 1994 of unamortized Delta patents offset by fixed asset additions in 1995 and the amortization of goodwill recorded in connection with the Ludan acquisition.

      Impairment Loss on Intangibles. At the end of 1995, the Company decided to write off the remaining intangible assets of $4,922,000 acquired on the acquisition of its wholly-owned subsidiary, Alpha ProTech, Inc. During the fourth quarter of 1995, it became apparent to management that cash flows from the mask, shield, and wound care products manufactured and distributed through Alpha ProTech, Inc. had declined for each of the past four years and would decline in the future. Dramatic changes have taken place in the health care market with downsizing, cost containment pressure and changing of buying practices for medical products. A significant investment would have to be made to change the Company's manufacturing equipment and facilities to continue to aggressively attack these markets. As a result, the Company has modified its strategy in order to maximize sales and profit by focusing on increased demand for its apparel cleanroom products and food service industry products.

      Interest. Interest expense decreased by $335,000, to $563,000 for the year ended December 31, 1995 from $898,000 for the year ended December 31, 1994. This decrease is due to the Company obtaining asset based financing at lower interest rates, as well as due to $830,000 of notes payable being converted to common stock.

      Loss from Operations. Loss from operations increased by $5,364,000 to a loss of $5,413,0000 for the year ended December 31, 1995 from a loss from operations of $49,000 for the year ended December 31, 1994, primarily due to the impairment loss of $4,922,000 and the increased selling, general and administrative expenses of $780,000 less the improved gross profit of $222,000.

      Net Loss. Net Loss for the year ended December 31, 1995 was $5,971,000 compared to a net loss of $658,000 for the year ended December 31, 1994, an increase of $5,313,000. The net loss increase of $5,313,000 is comprised of the increased loss from operations of $ 5,364,000, as described above, a 1994 $285,000 benefit for income taxes offset by a decrease in interest expense of $335,000.

      The Company does not have any pension, profit sharing or similar plans established for its employees, however, the chief executive officer and president are entitled to a combined bonus equal to 10% of the pre-tax profits of the company. No bonus was earned in 1995 or 1994.

1994 Compared to 1993

      Sales. Consolidated sales for the year ended December 31, 1994 increased to $11,966,000 from, $9,439,000 in 1993 representing an increase of $2,527,000 or 27%. Included in 1994 revenues are sales generated by the Company's new Disposable Apparel Division of $2,941,000. This division arose through the Company purchasing the assets of Disposable Medical Products, Inc. on March 25, 1994. Mask, eye shields and shoe cover revenue increased by $125,000 or 2% from $6,006,000 in 1993 to $6,249,000 in 1994. Revenue from the Company's medical unreal lamb's wool and other related products declined by $131,000 or 5% from $2,907,000 to $2,776,000. Other non core products sales decreased by $384,000 as the Company focused resources on producing and selling products with higher margins and larger growth potential.

      Gross Profit. The gross profit percentage for 1994 was 35.5% compared to 37.1% in 1993. The gross profit decline is due to the lower margin sales from the new Disposable Apparel Division. The Company's gross profit without Disposable Apparel was 40.0% compared to 37.1% in 1993 due to improved manufacturing efficiencies through consolidating operations. Disposable Apparel's gross profit was 21.7% in 1994.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $1,290,000 over 1993 due to the following:

Decreases

Closing Facilities                                              $  (590,000)

o Closing the Atlanta sales office and the Huntsville and Birmingham, production facilities reduced head count resulting in lower salaries, benefits, rents, utilities, insurance and other related overhead costs.

Reduction in Professional Fees                                     (258,000)

o Professional fees decreased due to the Company incurring significant costs in the prior year in defending the Company in the John Russell and the BC securities commission lawsuits and various other legal matters including emigrating the Company's headquarters to the United States.

o Legal and accounting fees were lower in 1994 due to the Company incurring significant fees in 1993 in connection with becoming listed on the NASD bulletin board in the United States.

o Consulting expense increased by $53,000 as a result of the Company entering into a two year general business consulting contract.

Termination of Full-Time Sales People                               (65,000)

o During 1994 the Company terminated three full-time sales people and replaced them with outside sales people resulting in reduced salaries and benefits of $124,000. This savings was offset by an increase in outside commissions of $59,000.

Royalties                                                          (316,000)

o Royalty expense decreased due to the Company making payments in 1993 to terminate a royalty agreement.

Advertising/Marketing/Promotional                                  (329,000)

o These expenses declined as the Company was more selective spending advertising dollars only on activities that increased product name recognition.

Financing Expense                                                  (265,000)

o The Company paid $158,000 in finders fees to raise capital in 1993. In 1993 the Company also incurred approximately $107,000 in expenses consisting of $35,000 in loan renewal fees and $72,000 in pursuing alternative financing sources. Similar fees were not incurred in 1994.

Other                                                               (60,000)

Increases

Disposable Medical Products                                     $   593,000

o Acquiring DMP resulted in an increase in selling, general and administrative costs.
                                                                ------------
                                                                $(1,290,000)
                                                                ------------

      Depreciation and amortization. Depreciation and amortization expense increased by $159,000 from $575,000 in 1993 to $734,000 in 1994 due to the asset additions resulting from the acquisition of the Disposable Apparel Division and due to the write-off of the Delta Foam patent in 1994.

      Reorganization Costs. Reorganization costs decreased by $159,000 in 1994. The Company accrued for costs to close their Alabama manufacturing facilities and their Georgia sales office in 1993.

      Interest. Interest expense increased by $488,000 in 1994 compared to 1993 due to increased borrowings at higher rates. Management expects interest expense to decrease because of the conversion of $830,000 of debt to common stock during the first quarter of 1995 and due to the Company obtaining asset based financing at lower rates than continuing to factor accounts receivable.

      Income Taxes. The Company received an income tax benefit of $285,000 in 1994 compared to a provision for income taxes of $80,000 in 1993. The benefit resulted primarily from the favorable tax consequences of emigrating to the United States.

      Net Loss. The loss from operation of $49,000 in 1994 compares to a loss of $2,086,000 in 1993 representing a decrease of $2,037,000 or 98%. The consolidated net loss for the year ended December 31, 1994 was $658,000 compared to $2,626,000 in 1993, a decrease of $1,968,000 or 75%. Contributing to the decreased loss was an increase in the gross margin of $747,000, a decrease in selling, general and administrative expenses of $1,290,000, a decrease in reorganization costs of $159,000 and a decrease in the provision for income taxes of $365,000, resulting from the utilization of net operating loss carrybacks and favorable tax consequences of emigrating to the United States. These amounts were offset by an increase in depreciation and amortization expense of $159,000 and an increase in interest expense of $448,000.

Liquidity and Capital Resources:

      As of September 30, 1996 the Company had cash of $453,000 and working capital of $2,108,000. The company currently has a secured asset based lender's line of credit of $3,000,000 based upon the level of eligible accounts receivable, inventory, and equipment, which expires in March 1998. At September 30, 1996, the maximum line of credit available was $1,354,000 for accounts receivable, inventory, and equipment, of which, $1,336,000 has been used.

      Net cash used by operations was $178,000 for the nine months ended September 30, 1996, compared to $484,000 used for operations for the same period in 1995. The Company's use of cash for operations for the nine months ended September 30, 1996 have been due primarily to increases in accounts receivable, inventories, and other assets, partially offset by a decrease in income tax receivable and an increase in accounts payable and accrued liabilities.

      The Company's investing activities have consisted primarily of expenditures for fixed assets for the food service business, acquisition of businesses and the purchase of intangibles which totalled $445,000 for the nine months ended September 30, 1996, and $655,000 for the same period of 1995.

      The Company has no significant capital commitments, but currently anticipates that additions to property and equipment for the balance of 1996 could be approximately $50,000.

      For the nine months ended September 30, 1996 the Company's financing activities consisted primarily of raising $595,000 through the exercise of options and warrants. The Company expects to continue to raise funds through the exercise of options and warrants.

      The Company believes that is has adequate resources through its existing credit facility, working capital, and expected cash provided by operations and through the anticipated exercise of outstanding options and warrants to meet future cash requirements for at least a twelve month period.

NEW ACCOUNTING STANDARDS

      The financial accounting standards board has issued statement of financial accounting standards ("SFAS") No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of". SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 effective January 1, 1996.

      The Financial Accounting Standards Board issued a statement in October 1995 entitled "Accounting for Stock-Based Compensation" which will be effective for the Company in 1996. This statement establishes an accounting method based on fair market value of equity instruments awarded to employees as compensation, however, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. Effective January 1, 1996, the Company intends to determine net income using previous accounting standards and to make the appropriate disclosures in the notes to the financial statements as permitted by the standard.

                                    BUSINESS

      The Company develops, manufactures and markets disposable protective apparel, food industry, infection control, wound care and consumer products for the cleanroom, food services, industrial, medical, dental and consumer markets. The Company operates through four divisions: apparel; food industry; mask and shield, disposable apparel and wound care. The Company's products are primarily sold under the "Alpha Pro Tech" brand names but are also sold for use under private label.

      The Company's products are classified into five groups: Disposable protective apparel consisting of a complete line of shoecovers, headcovers, gowns, coveralls and labcoats; food industry apparel consisting of a line of automated shoecovers, sleeve protectors, aprons, coveralls and bus boy jackets; Infection control, products consisting of a line of facial masks and facial shields; wound care products consisting of a line of mattress overlays, wheelchair covers, geriatric chair surfaces, operating room table surfaces and pediatric surfaces; consumer products consisting of a line of pet bedding and pet toys.

      The Company's strategy is to grow its cleanroom division through its exclusive Agreement with VWR Scientific Products ("VWR") (formerly Baxter Scientific), by increasing its manufacturing capabilities to meet VWR's needs. The Company entered into an exclusive distribution agreement with a major supplier to the food industry to launch a line of innovative new products to help solve a major problem in the food industry: accidents that occur because of employees slipping and falling on wet slippery surfaces found in restaurants and food processing plants and to help decrease the number of burns caused by frying and grilling. The Company intends to also maintain its core business in the medical, dental, industrial and health related markets by using its existing distributors.

      The Company's products are used primarily in hospitals, clean rooms, laboratories and dental offices and are distributed principally in the Untied States through a network presently consisting of four purchasing groups, ten major distributors, approximately 200 additional distributors, approximately 30 independent sales representatives and a Company sales force of 7 people.

                                    PRODUCTS

The Company's product groups and products are as follows:


                       Disposable Protective Apparel

                * Shoecovers
                * Headcovers
                * Gowns
                * Coveralls
                * Lab Coats

                               Food Industry

                * Automated Shoecovers
                * Sleeve Protectors
                * Aprons
                * Coveralls
                * Bus Boy Jackets

                             Infection Control

                * Face Masks
                * Eye Shields

                                Wound Care

                * Unreal Lambswool
                * Medi-Pads

                             Consumer Products

                * Pet Bedding
                * Pet Toys


Disposable Protective Apparel

      The Apparel division was established April 1, 1994, for the acquisition of the assets of DMPI. The products manufactured include many different styles of shoecovers, headcovers, gowns, coveralls, lab coats, and other miscellaneous products. These are manufactured in Mexico. See "Recent Developments - Acquisition of Assets of DMPI"(TM).

Food Industry

      Through the acquisition of Gem Nonwovens, Inc. a patented automated shoe cover machine was required. This prototype machine has been replaced with an improved new machine which in combination with a patent pending, laminated material produced by Ludan allowed the Company to develop a shoecover that to date is being tested by a number of restaurant chains with favorable results and is to be marketed on an exclusive basis by Chicopee, Inc. The balance of the food industry products are to be manufactured by the apparel division.

Masks

      The facemasks come in a wide variety of filtration efficiencies and styles. The Company's patented Positive Facial Lock(TM) feature that provides a custom fit to the face to prevent blow-by for better protection. Combine this feature with the Magic Arch(TM), that holds the mask away from the nose and mouth and creates a breathing chamber, and you have a quality disposable facemask.

      The term "blow-by" is used to describe the potential for infectious material entering or escaping a facemask without going through the filter as a result of gaps or openings in the face mask.

Face Shields

      All of the face shields are made from an optical-grade, 7 mil, polyester film, and have a permanent anti-fog feature. This provides the wearer with extremely light weight, distortion-free protection that can be worn for hours and will not fog up from humidity and/or perspiration. An important feature of all eye and face shields is that they are disposable. This eliminates a change of cross infection between patients and saves hospitals the expense of sterilization after every use.

Wound care

      The Wound Care Division began with the Company's Unreal Lambswool pressure sore and bed patient monitoring system product lines. The Unreal Lambswool is used to prevent decubitus ulcers or bedsores on long term care patients. The bed patient monitoring system offers nurses an alarm system that tell when patients try to get out of bed. This helps nursing and other extended and long term care facilities to comply with the Omnibus Reconciliation Act (OBRA) of 1987 mandate to work towards using no restraints to control residents or patients in these facilities.

Consumer Products

      The Consumer Product Division uses the Company's existing medical products and technologies for general consumer purposes. The Unreal Lambswool is being packaged for the retail pet bed market and pet toys.

Distribution

      The Company relies primarily on a network of independent distributors for the sale of its products including the following:

* VWR Scientific (formerly Baxter Scientific Products)
* Baxter Shared Services
* General Medical
* Medline Industries
* ABCO
* Texwipe
* Owens & Minor
* Stuart Drug & Surgical Supply, Inc.
* Astra Pharmaceutical
* Cottrell, Ltd.
* Henry Schein, Inc.

      Of the ten major distributors in the United States to the best of the Company's knowledge, all sell competing products.

      In 1994, the Company entered into an exclusive five year agreement to supply Scientific Products, a division of Baxter Healthcare Corporation, with eye and face shields, masks and disposable apparel for sale to the Industrial/Cleanroom market place. The distribution calls for Baxter to purchase a minimum of $1 million during the first year to retain exclusive distribution rights. This minimum figure has been attained for 1994 and 1995. During 1995 Baxter Scientific Products was sold to VWR Scientific Products who has continued to honor the Agreement. In 1996, a new agreement was entered into with VWR Scientific Products with required minimum purchases of $ 5,000,000 annually to retain exclusive distribution rights.

      In April, 1996 the Company entered into a three year distribution agreement with Chicopee, Inc. of Dayton, New Jersey with respect to the distribution of the Company's line of Aqua Trak black shoe covers.

      Chicopee was granted exclusive distribution rights for the restaurant, food service, food processing and related businesses in the United States, Canada and Mexico. In order to maintain this exclusivity, Chicopee must purchase $ 11 Million of products during the 18 month period, beginning April 8, 1996. Failure to meet such minimum purchases could result in termination of exclusivity. The contract also allows for new products to be added to the agreement with their own agreed upon minimum purchase amounts in return for similar exclusivity. The product is still in the introductory stage and sales to date have not been material.


      The Company has one customer whose sales represent 28.2% of total sales in 1995 and one 29.2% for the first nine months of 1996. The loss of this customer would have a material adverse effect on its business.


      The Company does not generally have backlog orders, as orders are usually placed for immediate shipment and contract for shipment over a period of time. The Company anticipates no problems in fulfilling orders as they are placed.

Manufacturing

      The Company's mask production, shield production and automated shoecover facility is located in a leased 26,800 square foot building at 903 West Center Street, Bldg. E North Salt Lake, Utah. Approximately 3000 square feet of this building is used for corporate offices. A 19,500 square foot facility is located at 1145 Norwood Road, Janesville, Wisconsin 53543 is used for the manufacture of the Company's unreal lambskin products.

      The Company's disposable protective apparel's production is located in three facilities, a 35,000 sq. ft. facility is located at 1180 West Industrial Park Drive in Nogales, Arizona which is used for cutting, warehousing and shipping, a 33,000 square foot facility is located at Bustamonte Drive, Nogales, Mexico which is used for assembly of shields and sewing, and a 30,000 sq. ft. facility located at Ave. Abolardo L. Rodriguez y Novena, Benjamin Hill, Sonora 83900, is used for sewing.



      As a result of the March 1995 acquisition of Ludan Corporation the Company has a materials coating and automated shoe cover facility of 16,000 square feet in Valdosta, Georgia.

      The Company has multiple suppliers of the materials used to produce its products. In that regard, the Company currently has no problems, and does not anticipate any problems, with respect to the sources and availability of the materials needed to produce its products. The business of the Company is not subject to seasonal considerations. It is necessary for the Company to have adequate finished inventory in stock, and the Company generally maintains a one to two-month supply of product. With respect to the optical grade polyester film used in its products, it generally must be ordered two months in advance, and the Company generally carries a three-month supply of film.

Competition

      The Company faces substantial competition from numerous other companies, including some companies with greater marketing and financial resources. The Company's major competitor is TECNOL INC. of Fort Worth, Texas and there are several other competitors. The larger competitors would include Minnesota Mining and Manufacturing Corporation (3M), Johnson & Johnson, Becton Dickinson, Bristol-Myers Squibb Company and Boehringer Mannheim GmbH, Isolyser, Inc., Kimberly Clark, American Threshold and Maxium. However, the Company believes that the quality of its products, along with the price and service provide, will allow it to remain competitive in the disposable apparel market.

      The Company is not required to obtain regulatory approval from the U.S. Food and Drug Administration ("FDA") with respect to the sale of its products. The Company's products are however, subject to prescribed "good manufacturing practices" as defined by the FDA and its manufacturing facilities are inspected by the FDA every two years to assure compliance with such "good manufacturing practices." The Company is preparing to market a new protective HEPA (High Efficiency Particulate Air) type face mask which will be subject to approval by the National Institute for Safety and Health (NIOSH). This product is designed to help prevent the breathing in of the tuberculosis virus.

      The Company does not anticipate that any federal, state and local provisions which have been or may be enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have any material effect upon the capital expenditures, earnings and competitive position of its business.

Patents and Trademarks

Patents


      The Company's policy is to protect its intellectual property rights, products, designs and processes through the filing of patents in the United State and, where appropriate, in Canada and other foreign countries. At present, the Company has 13 United States patents relating to its MEDS, Add-A-Mask, Coverall, 1/2 Coverall, Combo Cone, Combo, Positive Facial Lock and Shieldmate products. The Company also has a United States patent pending for its 1/2 Coverall. The Company has foreign patents either issued or pending for its MEDS, 1/2 Coverall, Combo Cone and Combo products but does not intend to maintain those foreign patents on products whose sales do not justify the maintenance expense. The Company believes that its patents may offer a competitive advantage, but there can be no assurance that any patents, issued or in process, will not be circumvented or invalidated. The Company also intends to rely on trade secrets and proprietary know how to maintain and develop its commercial position.

      The various United States patents issued have remaining durations of approximately 10 to 15 years before expiry.


Trademarks

      Many of the Company products are sold under various trademarks and trade names including Alpha Pro Tech and others. The Company believes that many of its trademarks and trade names have significant recognition in its principal markets and takes customary steps to register or otherwise protect its rights in its trademarks and trade names.

Employees


      As of December 30, 1996, the Company had 471 employees, including eight persons at its head office in Markham, Ontario, Canada; 45 persons at its facemask, production facility in Salt Lake City, Utah and 13 persons at its Unreal Lambskin production facility in Janesville, Wisconsin; 31 persons at its cutting, warehouse and shipping facility in Nogales, Arizona; 110 persons at its shield assembly in Nogales, Mexico; 238 at its sewing operation in Benjamin Hill, Mexico; and 22 persons at its coating and automated shoe cover facility in Valdosta, Georgia. Ludan Corporation, the Company's subsidiary, has 4 employees at its facility in Valdosta, Georgia.

      None of the Company's employees in the United States and Canada are subject to collective bargaining agreements. However, a collective bargaining agreement with the Confederation of Mexican Workers, exists for its Mexican employees. Benefits are reviewed annually in May and the 1997 agreement is expected to be signed with no or moderate benefit increases. Wages are set by the Government of Mexico. The Company considers its relations with the union and its employees to be good.

PROPERTIES


      The Company's Head office is located at 60 Centurian Drive, Suite 112, Markham, Ontario L3R9R2. The approximate monthly costs are $2,000 under a lease expiring January 31, 1998. Eight (8) employees of the Company, including the President, Alexander Millar; Chief Executive Officer, Sheldon Hoffman and Vice President and Controller, Lloyd Hoffman work out of this head office.

      The Company manufactures its surgical face masks at 903 West Center Street, Building C, North Salt Lake, Utah 84054. The monthly rental is $ 6,413 for 26,800 square feet. This lease expires July 1, 1998 with successive 2-year renewal options at rents based on the U.S. Consumer Price Index.

      A second manufacturing facility is located at 1145 Norwood Road, Janesville, Wisconsin. These premises of 19,500 square feet are leased for $ 4,863 monthly. The lease expires June 30, 1997 and there are two, 2-year renewal options tied to the U.S. Consumer Price Index. The Company's line of Unreal Lambskin products are manufactured in these facilities.

      The Apparel division has its cutting operation, warehousing, and shipping facility at 1180 West Industrial Park Drive, Nogales, Arizona. The monthly rental is $ 11,812 for 35,000 square feet. This lease is on a monthly basis. Shield assembly and sewing is done at Bustamonte Drive in Sonora, Mexico. The monthly rental is $ 9,900 for 33,000 square feet. This lease expires July 31, 1999. Sewing is done at Ave. Abelardo L. Rodriguez Y. Novena, Benjamin Hill, Sonora, Mexico. The monthly rental is $ 8,500 for 30,000 square feet. This lease is on a month to month basis.

      The Coating Division has its facility at 2224 Cypress Street, Valdosta, Georgia. The monthly rental is $ 3,600 for 16,000 square feet.

      The Company believes that these arrangements are adequate for its present needs and that other premises, if required, are readily available.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      The executive officers and directors of the Company are listed in the table below and brief summaries of their business experience and certain other information with respect to them are set forth thereafter:


Name                    Age   Director or Executive
----                    ---   Officer Since        Position with the Company
                              -------------        -------------------------

Sheldon Hoffman         58    July 11, 1989        CEO & Director of the
                                                   Company and Alpha Pro
                                                   Tech, Inc.

Al Millar               54    July 11, 1989        President & Director of the
                                                   Company and Alpha Pro
                                                   Tech, Inc.

Robert Isaly            67    November 15, 1989    Director

John Ritota             45    December 18, 1991    Director


Donald E. Bennett, Jr.  55    June 23, 1994        Director and President of the
                                                   Company's Apparel Division


Lloyd Hoffman           35    July 1, 1993         Vice President and Controller

Michael Scheerer        37    January 1, 1997      Senior Vice President -
                                                   Sales and Marketing

SHELDON HOFFMAN is a chartered accountant and has been a director and chief executive officer of the Company since July 11, 1989. Mr. Hoffman founded and was president of Absco Aerosols Ltd., a custom manufacturer of aerosols and liquids, from 1967 to 1985 until that company was sold to CCL Industries Inc. ("CCL"), a manufacturer of aerosol and liquid products and containers. Mr. Hoffman joined CCL from 1986 to 1987 as director of business development and then joined CCW Systems Ltd., a water filter manufacturer, as president and chief executive officer. Mr. Hoffman devotes full time to the Company's operations.

ALEXANDER W. MILLAR has been a director of the Company since July 11, 1989 and president since August 1, 1989. Mr. Millar has spent over 20 years as a professional in sales and marketing including international marketing. Mr. Millar, in various sales capacities, including vice-president of sales, was associated with Mr. Hoffman at Absco Aerosols Ltd. from 1971 to 1985, when the business was sold to CCL. He then joined CCL as manager of business development for North America. In March, 1988, he formed Milmed International Distributors Limited to distribute the Company's products internationally. In 1989 Milmed gave up its rights to distribute these products internationally at which time Milmed ceased operations. Mr. Millar devotes full time to the Company's operations.

ROBERT ISALY has been a director of the Company since November 20, 1989. He was the owner of a nursery, Florida Bedding Plants Inc. from 1986 to 1992 and is currently an independent businessman.

JOHN RITOTA has been a director of the Company since December 18, 1991 and since 1981 to the present time has been operating a general dentistry practice, Ritota and Ritota, with his brother in Del Ray Beach, Florida.

DONALD E. BENNETT, JR. joined the Company on March 24, 1994 as President of its newly formed Apparel Division which was established to acquire the assets of Disposable Medical Products, Inc. ("DMPI"), a manufacturer of medical apparel items including bouffant caps, shoe covers, gowns, coveralls and lab coats. Mr. Bennett owned and operated DMPI for approximately twenty years prior to the Company's acquisition of its assets. (See "Certain Relationships and Related Transactions").

LLOYD HOFFMAN has been employed by the Company starting November 15, 1991 in the capacity of accountant and since early 1995 in the capacity of Vice President and Controller. From 1987 to 1991, Mr. Hoffman was a shareholder and was in charge of finance and administration at Software Concept Inc., a developer of software for association and magazine publishers.

MICHAEL SCHEERER joined the Company on January 1, 1997 as Senior Vice President-Sales and Marketing. From 1990 to October 1992, Mr. Scheerer was Director of Sales Development and Administration at Baxter Scientific Products. In October, 1992, he was named Vice President-Sales and Marketing for Baxter's Critical Environmental Solutions business. In September, 1995 Baxter Scientific Products was purchased by VWR Scientific Products, Inc. where Mr. Scheerer served as Vice-President Critical Environmental Solutions and New Business Ventures until joining the Company.

      There are no family relationships between the above persons other than Lloyd Hoffman who is the son of Sheldon Hoffman.

Settlement with British Columbia Securities Commission

      On November 10, 1995, Sheldon Hoffman a Director and CEO of the Company and Alexander Millar, a Director and President of the Company settled all outstanding matters pending before the British Columbia Securities Commission (the "BCSC"), which were commenced in March 1992 by the British Columbia Superintendent of Brokers ("Superintendent"). See "Recent Developments - Matters Before the British Columbia Securities Commission." The settlement provides that as to each of Messrs. Hoffman and Millar: a Cease Trade Order as to sales by them of the Company's securities in British Columbia shall remain in effect for 2 years; each shall be prohibited from becoming or acting as a director or officer of any British Columbia reporting issuer, other than the Company, until such time as they have successfully completed a course of study satisfactory to the Superintendent concerning the duties of directors and officers of reporting issuers; full payment to the BCSC shall have been made of $29,000 as to Hoffman and $14,500 as to Millar; and the Superintendent consents to their acting in the capacity of a director or officer of a British Columbia reporting issuer. All matters pending as to Robert Isaly, a Director of the Company, were dropped. The payments to the BCSC are being made monthly over a two year period ending in December, 1997. Messrs. Millar and Hoffman are enrolled in a course of study scheduled to begin and be completed during the month of March, 1997.

                             PRINCIPAL STOCKHOLDERS


      The following table sets forth certain information as of December 31, 1996 with respect to shares of Common Stock of the Company beneficially owned by each director of the Company, each nominee for director, each executive officer of the Company, by all officers and directors as a group, and by persons known to the Company to be beneficial owners of more than 5% of the Company's Stock.

Directors, Executive Officers        Number of Shares
and 5% Shareholders                  Beneficially Owned        Percent of Class
-----------------------------        ------------------        ----------------

Cede & Co.                           11,033,631                      49.2%
Box 20 Bowling Green Sta.
New York, NY
U.S.A. 10004

Al Millar, President & Director       1,341,611 (1)(8)                6.0%
423 Herridge Circle
Newmarket, Ontario
L3Y 7H7
Canada

Sheldon Hoffman, CEO                  1,049,297 (2)(8)                4.7%
and Director

Robert H. Isaly, Director               615,613 (3)                   2.7%

John Ritota, Director                   140,194 (4)                   **

Lloyd Hoffman, VP & Controller          273,000 (5)                   1.2%

Donald E. Bennett, Jr., Pres.,          163,334 (6)                   **
Apparel Division of Company

Michael Scheerer                        100,000 (7)                   **
Sr. VP-Sales and Marketing

All Directors and Officers            3,682,049                      16.4%
as a Group (7 persons)

* This company is nominee for beneficial owners of these shares whose identity is unknown to the Company.

**  Less than l%

(1) Includes 300,000 options currently exercisable at $0.75 per share, expiring October 27, 1998; 200,000 currently exercisable options at $1.34 per share, expiring December 21, 2000; 46,840 currently exercisable warrants at $1.03 per share expiring January 31, 1997; and includes 44,198 shares and currently exercisable options to purchase 35,000 shares at $0.75 per share owned beneficially by Mr. Millar's wife as to which Mr. Millar denies beneficial ownership.*

(2) Includes 300,000 currently exercisable options at $0.75 per share, expiring October 27, 1998; 200,000 options currently exercisable at $1.34 per share, expiring December 21, 2000; Warrants to purchase 48,544 shares at $1.03 per share expiring January 31, 1997; and includes 42,821 shares owned beneficially by Mr. Hoffman's wife, as to which Mr. Hoffman denies beneficial ownership. Does not include 420,051 shares held by Hoffman Family Trust, as to which Mr. Hoffman denies beneficial ownership. The beneficiaries of the Hoffman Family Trust are Mr. Hoffman's wife and their two children. Mr. Hoffman does not have the power to vote or dispose of the shares held by the Trust.*

(3) Includes 141,523 shares owned beneficially by Mr. Isaly's wife, as to which Mr. Isaly denies beneficial ownership; 108,000 currently exercisable options at $0.75 per share, expiring October 27, 1998; and 50,000 options currently exercisable at $1.34 per share expiring December 21, 2000.*

(4) Includes currently exercisable options to purchase 50,000 shares at $0.75 per share, expiring October 27, 1998; 50,000 currently exercisable options at $1.34 per share expiring December 21, 2000; and includes 2,000 shares held by Mr. Ritota's wife as to which Mr. Ritota denies beneficial ownership.*

(5) Includes 135,000 options currently exercisable at $0.75 per share, expiring October 27, 1998, 25,000 options currently exercisable at $1.34 per share expiring December 21, 2000; and 5,000 shares beneficially owned by Mr. Hoffman's wife, as to which Mr. Hoffman denies beneficial ownership. Mr. Hoffman disclaims beneficial ownership with respect to any shares of the Company held in the Hoffman Family Trust (see (2) above), except to the extent of his pecuniary interest therein. See "Certain Relationships and Related Transactions".*

(6) Includes 100,000 options currently exercisable at $1.00 per share, 50,000 of which expire on April 29, 1999 and 50,000 of which expire on December 31, 1999; 25,000 currently exercisable options at $2.03 per share, expiring June 22, 2000; 25,000 options currently exercisable at $1.34 per share, expiring December 21, 2000; and 6667 Warrants currently exercisable at $.75 per share, expiring March 1, 1999.*


(7) Includes 100,000 options currently exercisable at $0.875 per share expiring December 31, 2001. See "Management - Employee Arrangements."*

                       OPTION GRANTS FOR FISCAL YEAR 1995

                                     Individual Grants                     Potential Realizable Value
                                   ----------------------                   at Assumed  Annual Rates
                         Options   Percent       Exercise    Expiration                of
                         Granted   of Total      Price       Date           Stock Price Appreciation
                           (#)     Options       ($/Sh)                                for
                                   Granted                                       Option Term (2)
                                   to Employees                            --------------------------
                                   in Fiscal Year                                 5%         10%
                        -------    -------------- -------    ----------        --------   --------

Sheldon Hoffman         200,000      25.5%        $1.34      12/21/2000        $342,043   $431,617
Al Millar               200,000      25.5%        $1.34      12/21/2000         342,043    431,617
Lloyd Hoffman            25,000       3.2%        $1.34      12/21/2000          42,755     53,952
Donald E. Bennett, Jr.   50,000                   $1.00      12/31/1999
                         25,000                   $2.03      06/22/2000
                         25,000      12.8%        $1.34      12/21/2000         171,341    216,211


----------
(1) Each option was granted under the 1993 Incentive Stock Option Plan. Each option is immediately exercisable for all the option shares.

(2) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the five-year option term will be the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants made to the executive officers.

Employment Arrangements


      Messrs. Hoffman and Millar receive annual car allowances of $4,500 and $7,500, respectively.


      Messrs. Hoffman and Millar are also entitled to a combined bonus equal to 10% of the pre-tax net profits of the Company (5% to each). No bonus was earned with respect to the fiscal years ended December 31, 1993, 1994 or 1995.

      Donald E. Bennett, Jr., entered into a three year employment agreement with the Company in March 1994 as President of the newly formed Apparel Division providing for an annual salary of $65,000, a $700 per month automobile allowance and 15% of the Division's net profit before taxes. During 1995 the agreement was amended to eliminate the 15% of net profits provision and to increase his annual salary to $100,000.


      Michael Scheerer entered into a three (3) year employment agreement with the Company as of January 1, 1997 as Senior Vice President-Sales and Marketing, providing for an annual salary of $112,500. Mr. Scheerer is also entitled to a cash bonus based upon actual earnings for the year as a percentage of projected net income, ranging from $30,000.00 if 80% of projected earnings are achieved to $200,000.00 if 200% or more of projected earnings are achieved. If actual earnings are 100% of projected net income in any year of the agreement, the agreement shall automatically be extended for an additional two years. Mr. Sheerer was also granted a five (5) year incentive stock option to purchase up to 100,000 shares of Common Stock at $.875 per share, the fair market value on the date of grant.

      He is also entitled to receive additional incentive stock options in each year of the agreement based on the actual earnings as a percentage of projected earnings, as follows:

             Actual Earnings                         Number of
             as a % of Projected Earnings            Options
             ----------------------------            -------
                    80%                              60,000
                    90%                              80,000
                    100%                             100,000

Stock Option Plans

Incentive Stock Option Plan


      The Company has an Incentive Stock Option Plan (the "Plan") for Officers and other Key Employees with 2,100,000 shares reserved for grant thereunder. The Plan, which was adopted by the Board of Directors in October, 1993 was approved by Shareholders at the Annual Meeting in June 1994. The Plan, is administered by the Board of Directors which selects the employees to whom the options are granted, determines the number of shares subject to each option, sets the time or times when the options will be granted, determines the time when the options may be exercised and establishes the market value of the shares. The Plan provides that the purchase price under the option shall be at least 100 percent of the fair market value of the shares of the Company's Common Stock. The options are not transferrable. There are limitations on the amount of incentive stock options that an employee can be granted in a single calendar year. The terms of each option granted under the Plan is determined by the Board of Directors, but in no event may such term exceed ten years. Between October 28, 1993 and September, 1996, five-year, options covering an aggregate of 1,859,000 shares were granted to 32 employees at an average exercise price of $0.957 per share.


      Included in those employees to whom options were granted are the following executive officers:

             Name                        Number of Options Granted
             ----                        -------------------------
      Al Millar, President                         500,000

      Sheldon Hoffman, CEO                         500,000

      Donald Bennett, President                    150,000
      Apparel Division


      In addition, Donna Millar, an employee of the Company and the wife of Al Millar, President, was granted an option to purchase 35,000 shares and Lloyd Hoffman, an officer of the company and the son of Sheldon Hoffman, was granted an option to purchase 260,000 shares.

Directors Stock Option Plan

      The Board of Directors of the Company in October 1993 approved the 1993 Directors Stock Option Plan (the "Directors Plan") covering an aggregate of 600,000 shares of Common Stock. The Board of Directors or a Committee thereof administers the Directors Plan. Directors of the Company who are not employees of the Company are eligible to participate in the Plan. Each option granted will have an exercise price equal to fair market value on the date of grant. As of December 31, 1995 options covering an aggregate of 400,000 shares have been granted to 5 directors and two former directors at an average exercise price of $1.02 per share as follows:

   Name               Option Date      Expiration Date    Number of Shares

Robert Isaly            12/21/95       12/21/2000              50,000
Robert Isaly            10/28/93       10/27/98               108,000
John Ritota             12/21/95       12/21/2000              50,000
John Ritota             10/28/93       10/27/98                50,000

Irving Bronfman**       10/28/93       10/27/98                25,000      (1)
Hans Rieder*            10/28/93       10/27/98                42,000      (1)
Robert Gayton**         10/28/93       10/27/98                25,000      (1)

Jim Rothstein***        06/23/95       06/22/2000              25,000
Jim Rothstein***        12/22/95       12/21/2000              25,000


      The Company does not have any pension, profit sharing or similar plans established for its employees, other than the bonus payable to Messrs. Hoffman, Millar and Scheerer described above.


----------
*     Retired as a director on June 24, 1994.
**    Retired as a director on June 23, 1995.
***   Did not stand for re-election at June 21, 1996 Annual Meeting


(1)   These options were exercised

                              CERTAIN TRANSACTIONS

Transactions with Management and Others

      As of January 31, 1996 Messrs. Millar and Sheldon Hoffman loaned $ 28,245 and $ 50,000 respectively to the Company. The terms of the loan provided for a Note to each of Messrs. Millar and Hoffman, payable on demand, bearing interest at 15% per annum, to be secured by and repaid from the proceeds of an anticipated income tax refund of approximately $ 168,000. In addition, Messrs. Millar and Hoffman were issued Warrants to purchase 46,840 and 48,544 shares respectively of the Company's Common Stock at $ 1.03 per share, the fair market value of the Common Stock on the date of issuance of the Warrant. The Warrants expire on January 31, 1997. Interest on the loans have accrued but have not been paid.

      The business currently being conducted by the Company is an outgrowth of an agreement made as of the 5th day of April, 1989 amongst John Russell (the inventor of certain products currently being manufactured, marketed and distributed by the Company), Al Millar (currently president and a director of the Company), Sheldon Hoffman (currently chief executive officer and a director of the Company), Robert Isaly, Irving Bronfman, (respectively a current and former director of the Company), BFD Inc. (an Alabama corporation), 779177 Ontario Inc. (a corporation owned by Sheldon Hoffman and Irving Bronfman), Milmed International Distributors Limited (a company owned by Al Millar), and the Company (which was then known as Canadian Graphite Ltd.), pursuant to which the Company purchased all the assets, patents, trade secrets, inventory, goodwill and other properties owned by such parties (the "Assets") in exchange for issuing an aggregate of 3,500,000 shares of its common stock to manufacture, among other items, certain transparent eye protection products utilizing an optical-grade polyester film (the "Acquisition Agreement").

      Essentially, this was considered a "reverse acquisition" in that the owners of the assets were in control of the Company after the issuance of the 3,500,000 shares. It was a requirement of the Vancouver Stock Exchange ("VSE") (on which stock exchange the Company's shares were then listed) in these types of transactions that a certain percentage of the newly issued shares were to be held in escrow, the ultimate amount to be determined by the VSE after negotiations with the owners of the assets.


      Consequently, an escrow agreement was entered into in June 1989 between the National Trust Company, the Company and certain shareholders of Alpha Pro Tech, Ltd. (the "Escrow Agreement"), pursuant to which 3,150,000 of the Company's shares were held in escrow by the National Trust Company, Vancouver, B.C., and are subject to certain performance criteria before they are released. The Escrow Agreement provides that the shares will be released to the depositing shareholders, pro rata, on the basis of one share for each $ 0.30 of Net Cumulative Cash Flow in any fiscal period after June 1, 1989.

      "Net Cumulative Cash Flow" is defined as:

      (a) the Cash Flow of the Company from the sale of products in fiscal periods commencing June 1, 1989; from


      (b) plus, in the case of fiscal periods later than the 1989 fiscal year of the Company the aggregate of the Cash Flow in each such fiscal period from and after the 1989 fiscal year of the Company.


      "Cash Flow" means net, after tax, profit for the appropriate period by adding to the net profit the following add-backs:

      (a) depreciation;
      (b) depletion;
      (c) deferred taxes;
      (d) amortization of goodwill;
      (e) amortization of research and development costs.

      All of the foregoing are to be derived from the Company's audited financial statements.

      The shareholders participating in the Escrow Agreement included the following persons in the following amounts: Al Millar, President and Director of the Company as to 675,000 shares; Sheldon Hoffman, CEO and a Director of the Company as to 337,500 shares; Hoffman Family Trust ( a trust for the benefit of members of Sheldon Hoffman's family), as to 337,500 shares; Irving Bronfman a former Director of the Company as to 675,000 shares and Robert Isaly, currently a Director of the Company, on behalf of various persons, as to 450,000 shares. The balance of 675,000 shares were owned by John Russell the inventor of certain products currently being manufactured by the Company, the rights to which were purchased by the Company in June, 1989. These 675,000 shares were cancelled pursuant to a Litigation Settlement Agreement dated August 19, 1994, the terms of which provided for the payment by the Company of $ 260,000 to Mr. Russell and the cancellation of the 675,000 shares.


      On December 30, 1996, the Board of Directors of the Company (including Messrs. Millar, Hoffman and Isaly who constitute a majority of the board) authorized the issuance of 2,475,000 shares of its Common Stock in exchange for all rights to the 2,475,000 shares of Company Common Stock owned by Al Millar, President, Sheldon Hoffman, CEO, the Hoffman Family Trust, Irving Bronfman and Robert Isaly, (Exchanging Shareholders"), and which are subject to the existing Escrow Agreement. The Common Stock issued is identical in all respects to the rights to the Common Stock surrendered by the Exchanging Shareholders. Common Stock of the Exchanging Shareholders which is subject to the Escrow Agreement of June 1989 was treated as issued and outstanding, has full voting rights, is entitled to receive all dividends but have been excluded in computing earnings per share because the effect of including them would be anti-dilutive. These shares are being treated as "cancelled" on the books and records of the Company. Therefore, the issuance of the shares to the Exchanging Shareholders does not change any of the rights and privileges of the Exchanging Shareholders nor increase their beneficial ownership nor would there be an effective change to the capitalization of the Company. The number of shares issued and outstanding after the issuance is the same as that outstanding prior to the transaction. The fair value of the newly issued shares, $2,204,000, is, however, a charge to earnings for 1996 which will result in an increase to accumulated deficit. Simultaneously, there will be a credit (increase) to paid in capital resulting in shareholders equity remaining unchanged.


      The Escrow Agreement also provides that the shares now held in escrow would be released to the shareholders pro rata if certain performance criteria noted above, are met, and that any shares not so released before April 5, 1999 would be surrendered to the Company for cancellation at that time.


      The Board issued the shares free of any escrow arrangement because it is the Board's belief that the current escrow terms do not give any weight to certain achievements the Company has attained since these conditions were imposed, notwithstanding that the Company has failed to record profits or to increase stockholders equity in any material amount in the last several years, and that it wrote off $ 4,922,000 of intangible assets and reported a net loss of $ 5,971,000 for the year ended December 31, 1995. Since the time that the escrow conditions were imposed, it is the Board's opinion that those persons whose shares are in escrow including Irving Bronfman, a former director, have made valuable contributions to the Company's substantial and measurable growth including seeking out and consummating suitable acquisitions of companies, assets and products; raising the working capital necessary to fund the operations of the Company; increasing sales from approximately $ 310,000 per year in 1991 to $ 13,031,000 as at December 31, 1995, and $ 11,231,000 for the
nine months ended September 30, 1996; and expanding the business from one manufacturing facility and 20 employees in 1989 to approximately 471 employees in six manufacturing facilities as of September 30, 1996.


      The issuance of the shares has the effect of permitting the Escrowees to alienate their shares at such time as were issued to the Exchanging Shareholders. As to Messrs. Hoffman and Millar, pursuant to the above referenced settlement with the BCSC, they cannot sell any shares of the Company's Common Stock in British Columbia for the two (2) year period ending November 9, 1997.

      The Common Stock received by the Exchanging Shareholders are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act 1933, and the shares issued in this transaction are subject to Rule 144 other than for the two year holding period. In general under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions of Rule 144, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted securities of the Company beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on NASDAQ, a national securities exchange or a consolidated transaction reporting system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three-months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

      During the last three Fiscal years, each of the Escrowees would not have been eligible to receive any shares out of Escrow applying the formula in the Escrow Agreement.

                              SELLING STOCKHOLDERS

      This Prospectus is being used for the offering of up to 3,021,935 shares of Common Stock of the Company by Stockholders of the Company. These securities were issued in connection with private placements, the settlement of certain debt obligations of the Company, as well as shares to be issued from time to time upon the exercise of Warrants and certain Stock Options.

      The following table sets forth the number of shares to be sold by each Selling Stockholder, the number of shares to be owned by them, and their respective percentages of the class, after the sale. Unless otherwise indicated, all shares are owned of record and beneficially.

                               Amounts &     Percent     Number of    Number of    Percent
Name                           Nature of     of Class    Shares to    Shares to    of Class
                               Beneficial    (6)         be Sold      be Owned     After Sale
                               Ownership                              After Sale

                               (1)
---------                      ----------    --------    ---------    ----------   ----------
Enhanced Storage Co. Inc.      487,000 (2)   2.1         487,000      0            0

James C. Rothstein (4)         200,000 (2)   *           200,000      0            0

Marilyn Hutchens (5)           61,095        *           50,000       11,095       *

Blake Berkson                  135,000       *           75,000       60,000       *

David Venkus                   86,667        *           86,667       0            0
                               86,667 (2)                86,667       0            0

Anthony Kamin (5)              133,334(2)    *           133,334      0            0
                                                                      0            0

Howard Kamin                   66,666 (2)    *           66,666       0            0

Wayne Fritzshe (5)             268,333       2.2         133,333      135,000      *
                               133,333 (2)               133,333      0            0
                               100,000 (3)               100,000      0            0

George Markelson               133,333       2.0         133,333      0            0
                               133,333 (2)               133,333      0            0
                               180,000 (3)               180,000      0            0

Wayne Johnson                  116,667       *           66,667       50,000       *
                               66,667 (2)                66,667       0            0
Swanson Farms                  50,000        *           50,000       0            0

Roger Moe                      100,000       *           80,000       20,000       *

Ray James                      7,554         *           7,554        0            0
                               33,333 (2)                33,333       0            0

Michael Morissett              50,000        *                        50,000       *
                               30,000 (2)                30,000       0            0

                               Amounts &     Percent     Number of    Number of    Percent
Name                           Nature of     of Class    Shares to    Shares to    of Class
                               Beneficial    (6)         be Sold      be Owned     After Sale
                               Ownership                              After Sale

                               (1)
---------                      ----------    --------    ---------    ----------   ----------
William Lykken                 660,000       4.6         0            660,000      2.9
                               369,048 (2)               369,048      0            0
                               35,000 (3)                35,000       0            0

C.C.R.I. Corporation (5)       50,000 (3)    *           50,000       0            0

Ross Haugen                    57,600        *           0            57,600       *
                               100,000 (3)               100,000      0


F. Bloomberg (5)               12,900        *           12,900       0            *
                               60,000 (3)                60,000       0


R.K. Harrison & Co. Ltd.       50,000        *           50,000       0            0

Marjorie Atalienti             25,000 (3)    *           25,000       0            0

----------
*   Represents less than one percent

(1) Each of the persons named in the table disclaims beneficial ownership of the shares of the Company's Common Stock owned by such person's spouse or by his or her minor children.

(2) Represents shares to be issued upon exercise of Warrants

(3) Represents shares to be issued upon exercise of Options

(4) Mr. Rothstein is a nominee for election to the Company's Board of Directors. See "Certain Transactions".

(5) Each of these persons is currently or has been a consultant to the Company within the least three years.

(6) All Warrants and Options are currently exercisable and "Percent of Class" treats as outstanding the shares issuable upon the exercise of the Warrants and Options.

                              PLAN OF DISTRIBUTION


      The Selling Stockholders may sell the shares being offered hereby: (i) through dealers or in ordinary broker transactions, in the over-the-counter market or otherwise, (ii) "at the market" to or through marketmakers or into an existing market for the shares or warrants, (iii) in other ways not involving marketmakers or established effected through agents, or (iv) in combinations of any such methods of sale. The shares will be sold at market prices prevailing at the time of sale or negotiated prices.


      If a dealer is utilized in the sale of the shares in respect of which the Prospectus is delivered, the Selling Stockholders will sell such shares to the dealer, as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale.

      Sales of shares "at the market" and not at a fixed price, which are made into an existing market for the shares, will be made by the Selling Stockholders to or through a marketmaker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets.


      A selling broker may act as agent or may acquire the shares, warrants or interests therein, as principal or pledgee and may, from time to time, effect distributions of such sales.


      The shares offered hereby are eligible for sale only in certain states, and in some of those states may be offered or sold only to 2"institutional investors" as defined under applicable state securities law.

      No sales or distributions other than as described herein may be effected until after this prospectus shall have been appropriately amended or supplemented.

                            DESCRIPTION OF SECURITIES

      The Company's Certificate of Incorporation authorizes 50,000,000 common shares, par value $ .01 per share, of which 20,595,463 shares were issued and outstanding as at September 30, 1996.

      The holders of common shares of the Company are entitled to one vote per share for each common share held by them and do not have cumulative voting rights. Holders of record of common shares are entitled to receive dividends when and if declared by the board of directors out of legally available funds. Upon any liquidation, dissolution or winding up of the Company, holders of common shares are entitled to share pro rata in any distribution to the shareholders. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds. All of the outstanding common shares are fully paid and non-assessable and duly authorized.

      There are no special rights or restrictions of any nature attaching to any of the common shares of the Company, except that pursuant to an escrow agreement made in June 1989 between the National Trust Company, the Company and certain shareholders of the Company (the "Escrow Agreement"), 3,150,000 shares (the "Escrow Shares") are held in escrow by the National Trust Company (the Company's registrar and transfer agent) and are subject to certain performance criteria before they are released. All rights to the Escrow Shares have been transferred to the Company in exchange for the Company issuing 2,475,000 of its Common Stock to the owners thereof on December 30, 1996. These shares are treated as cancelled. See "Certain Transactions."

Transfer and Warrant Agent

      The transfer agent for the Units, Common Stock and Warrants is American Stock Transfer and Trust Company, New York, New York.

Delaware Law and Certain Charter and By-Law Provisions

      Certain anti-takeover provisions

      The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware, Section 203 prohibits certain publicly held Delaware Corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's Certificate of Incorporation or By-Laws.

      The Amended Certificate of Incorporation and the By-Laws of the Company further provide that any action required or permitted to be taken by the stockholders of the Company may be taken only at a unanimous written consent of stockholders. These provisions could have the effect of delaying until the next annual stockholders' meeting, stockholders actions which are favored by the holders of a majority of the outstanding voting securities of the Company, especially since special meetings of the stockholders may be called only by the Board of Directors or any Officer of the Company instructed by the Board of Directors to call a special meeting. These provisions may also discourage another person or entity from making a tender offer for the Company's stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take actions as a stockholder (such as electing new Directors or approving a merger) only at a duly called stockholders meeting or by unanimous written consent.

      Elimination of Monetary Liability for Officers and Directors

      The Company's Amended Certificate of Incorporation also incorporated certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as breach of a Directors duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a Director's duty of care nor do they prevent recourse against Directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to clams against a Director for violations of certain laws including federal securities laws.

                    Indemnification of Officers and Directors

      The Company's Amended Certificates of Incorporation also contains provisions to indemnify the Directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Directors. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as Directors.

                                    TAXATION

      During June of 1994, the Company changed its corporate domicile from Canada to the United States and changed its name from BFD Industries, Inc., to Alpha Pro Tech, Ltd. As a result of the domicile change, the following general summary describes the principal Canadian federal income tax consequences to shareholders of the Company who are resident in Canada and to whom, shares of the Company constitute capital property for the purposes of the Income Tax Act (the "ITA").

      The summary is for the purpose of providing general assistance only and is not intended to be a substitute for the advice of a prospective investor's own tax advisors and should not be interpreted as legal or tax advice. Each prospective investor should satisfy himself as to the tax consequences of his investment by obtaining advice on tax matters from his own tax advisor.

      This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action other than the Proposals, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

      A Canadian shareholder who is an individual will be required to include in the gross amount of any dividends received from the Company when computing his income for the year of such receipt. Under the U.S./Canadian Treaty (the "Treaty"), the rate of U.S. withholding tax which may be levied on such individuals is limited to 15% of the gross amount of the dividends. The shareholder will not be entitled to claim the dividend tax credit in respect of such dividends. A foreign tax credit will be available under the ITA to the Canadian shareholder to the extent of the lesser of:

      1. withholding taxes paid and not deducted in computing income (up to a maximum of 15% of certain foreign income from property), and

      2. the Canadian taxes otherwise payable in respect of that foreign income.

      Alternatively, the Canadian shareholder can claim the foreign withholding taxes paid as a deduction when computing his income for tax purposes. If the withholding taxes paid exceed 15% of the foreign income from property, such excess may be deducted in computing net income.

      Dividends paid to a Canadian shareholder which is a corporation that owns less than 10% of the voting stock of the Company will, in accordance with the Treaty, also be subject to a U.S. withholding tax of 15%.

      A foreign tax credit may be claimed to the extent of the lesser of the foreign tax paid and not deducted in computing income and the Canadian federal tax otherwise payable in respect of the shareholder's non-business income derived from the U.S. Alternatively, the corporate shareholder may elect to deduct all or any portion of the foreign tax paid when computing its income under the ITA. If, and to the extent that, such a deduction is claimed an equivalent, reduction may be made in respect of the foreign tax that will be eligible for a foreign tax credit.

      If the Canadian shareholder is a corporation that owns 10% or more of the voting stock of the Company, the rate of U.S. tax that can be levied is restricted under the Treaty to 10%. The gross amount of such dividends must be included when calculating the net income of the shareholder. However, under certain circumstances, the shareholder may be allowed to deduct the dividends in the calculation of its taxable income. In these circumstances, the withholding taxes previously paid will not be recoverable.

                         SHARES ELIGIBLE FOR FUTURE SALE


      In addition to the 3,021,935 shares covered by this Prospectus, an aggregate of 1,657,192 shares issuable upon the exercise of certain stock options and warrants at prices ranging from $.75 to $ 2.03 per share and an aggregate of approximately 2,910,528 shares of Common Stock issued in private placements (see "Risk Factors Dilution") are "restricted securities", as that term is defined under rule 144 promulgated under the Securities Act. In general, under rule 144 as currently in effect, subject to the satisfaction of certain other conditions of Rule 144, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted securities of the Company beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on NASDAQ, the average weekly trading volume during the fourt calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least three years is entitle to sell such shares under Rule 144 without regard to any of the limitations described above. In addition, the Company has registered on a registration statement on Form S-8, a total of 2,500,000 shares of Common Stock subject to outstanding options or reserved for issuance to employees, directors and consultants under the Company's 1993 Stock Option Plan and the 1993 Directors Stock Option Plan. As noted above, 3,021,935 shares are included in this Prospectus on behalf of certain stockholders have certain registration rights pursuant to which their securities could be publicly sold without regard to the limitations set forth in Rule 144. (See "Selling Stockholders").


      No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Company's securities prevailing from time to time. Accordingly, the possibility exists that substantial amounts of Common Stock may be sold in the public market which may adversely affect prevailing market prices for the Company's securities and could impair its ability to raise capital through the sale of equity securities.

                                LEGAL PROCEEDINGS

      On November 10, 1995, Sheldon Hoffman CEO of the Company and Alexander Millar, President of the Company settled all outstanding previously disclosed matters pending before the British Columbia Securities Commission (the "BCSC"), which were commenced in March

1992 by the British Columbia Superintendent of Brokers ("Superintendent"). The settlement provides that as to each of Messrs. Hoffman and Millar: a Cease Trade Order as to sales by them of the Company's securities in British Columbia shall remain in effect for 2 years; each shall be prohibited from becoming or acting as a director or officer of any British Columbia reporting issuer, other than the Company, until such time as they have successfully completed a course of study satisfactory to the Superintendent concerning the duties of directors and officers or reporting issuers; full payment to the BCSC shall have been made of $ 40,000 (CDN), as to Hoffman and $ 20,000 (CDN) as to Millar; and the Superintendent consents to their acting in the capacity of a director or officer of a British Columbia reporting issuer. All matters pending as to Robert Isaly, a director of the Company, were dropped.


      In June, 1996, an action was commenced against the Company in the Superior Court of the State of Arizona, in and for the County of Maricopa by Neu-Invest, Inc., an Arizona Corporation (the "Plaintiff"). The complaint alleges that in the latter part of December 1994, the Plaintiff, through its agent Alfred Bowen, became aware of a private offering of securities being made by the Company, that it contacted Al Millar, the Company's President, through Mr. Bowen, and that the Company, in a letter dated February 14, 1995, offered to sell, to investors including Plaintiff, a minimum $ 300,000 investment consisting of 400,000 shares of Common Stock together with equal number of two year Warrants to pruchase an additional 400,000 shares at $.75 per share, and that on March 22, 1995, Bowen wrote to Mr. Millar accepting the offer on behalf of Plaintiff, noting that they intended to request additional materials, and that the unnamed buyers board had yet to approve the transaction. Plaintiff alleges that it is entitled to damages equal to the difference between the price of the Company's Stock which was $
2.31 per share on February 14, 1995, the day they allege they accepted an offer allegedly made by the Company, and the $ .75 per share price, or $ 624,000. In addition, they allege an equal amount with respect to the Warrants that were to be included with the shares.

      The Company moved to have the case transferred to the United States District Court for the District of Arizona. The Plaintiff consented to such removal and the Company filed an answer to the complaint, denying all material allegations. While the matter is still in the early stages of litigation, the Company believes the case is without merit, and can be successfully defended. It's belief is based on the following:

      The Company's purported offer of February 14, 1995 was not unconditionally accepted by Plaintiff in the letter of March 22, 1995, so as to create a contract. It did not disclose the buyers; was conditioned upon approval by an unnamed board of directors; and the receipt of additional material. Plaintiff was advised by Mr.

Millar that a pre-requisite to the sale of any stock by the Company to any party was the execution and return by the purchaser of a Subscription Agreement, an Investor Questionnaire and a Purchaser Representative Questionnaire and Certificate. The Company contends that the Plaintiff and/or its representatives received copies of these documents prior to receiving the Company's alleged "offer", in the letter dated February 14, 1995. This information was essential in order to ensure compliance with the exemptions claimed for this transaction under the Securities Act. Moreover, the Company's stock transfer agent would not transfer the stock to any party in the absence of an opinion of counsel that an exemption under the Securities Act applied. Thus, no transfer would be made unless it was shown that the buyer was an accredited investor, and made certain representations which were included in the subscription documents.

      As a further condition to any transaction, the Company required receipt of payment for the stock agreed to be purchased, together with the executed subscription agreements at its offices no later than March 31, 1995. Even though Mr. Bowen was made aware of this deadline, no such payment was ever made or tendered by Plaintiff, nor were any subscription agreements executed and returned.


                                  LEGAL MATTERS


      Certain legal matters with respect to the offering will be passed upon for the Company by Opton Handler Gottlieb Feiler & Katz, 52 Vanderbilt Avenue, New York, NY 10017.


                                     EXPERTS


      The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Report and Consolidated Financial Statements

December 31, 1995, 1994 and 1993

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Table of Contents to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                            Page

Financial Statements:

   Report of Independent Accountants.......................................  F-2

   Consolidated Balance Sheets at December 31, 1995 and 1994...............  F-3

   Consolidated Statements of Operations for the three years ended
     December 31, 1995 ....................................................  F-4

   Consolidated Statements of Shareholders' Equity for the
     three years ended December 31, 1995...................................  F-5

   Consolidated Statements of Cash Flows for the three years ended
     December 31, 1995 ....................................................  F-6

   Notes to Consolidated Financial Statements..............................  F-8

Financial Statement Schedules for the three years ended December 31, 1995:

   Schedule II - Valuation and Qualifying Accounts......................... F-24

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                        Report of Independent Accountants

To the Board of Directors and Shareholders of Alpha Pro Tech, Ltd.

In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Alpha Pro Tech, Ltd. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Salt Lake City, Utah
March 18, 1996

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                           December 31,
                                                                      1995             1994
Assets
Current assets:
  Cash                                                           $    344,000     $    340,000
  Marketable securities - restricted                                   36,000             --
  Accounts receivable, net of allowance for doubtful accounts
    of $61,000 and $66,000                                          2,071,000        1,844,000
  Income taxes receivable                                             172,000          172,000
  Inventories                                                       2,098,000        2,039,000
  Prepaid expenses and other assets                                   139,000          320,000
                                                                 ------------     ------------

                                                                    4,860,000        4,715,000

Property and equipment, net                                         1,350,000        1,040,000
Intangible assets, net                                                167,000        5,401,000
Other                                                                  33,000           36,000
                                                                 ------------     ------------
                                                                 $  6,410,000     $ 11,192,000
                                                                 ============     ============
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                               $  1,351,000     $  1,311,000
  Accrued liabilities                                                 751,000          928,000
  Due to related parties                                                 --            319,000
  Notes payable, current portion including $33,000 due to
    related parties at December 31, 1995 and 1994                     152,000          406,000
  Loans payable, current portion                                      890,000          915,000
  Capital leases, current portion                                      22,000             --
                                                                 ------------     ------------
                                                                    3,166,000        3,879,000

Notes payable, less current portion                                    10,000          892,000
Loans payable, less current portion                                   167,000          262,000
Capital leases, less current portion                                   49,000             --
Minority interest                                                      14,000             --
                                                                 ------------     ------------
                                                                    3,406,000        5,033,000
                                                                 ------------     ------------
Commitments and contingencies

Shareholders' Equity:
Common stock, $.01 par value, 50,000,000 shares authorized,
  19,911,130 and 16,203,094 issued and outstanding at
  December 31, 1995 and 1994                                          199,000          163,000
Additional paid-in capital                                         18,673,000       15,893,000
Cumulative translation adjustment                                        --            139,000
Accumulated deficit                                               (15,868,000)     (10,036,000)
                                                                 ------------     ------------
                                                                    3,004,000        6,159,000
                                                                 ------------     ------------
                                                                 $  6,410,000     $ 11,192,000
                                                                 ============     ============

   The accompanying notes are an integral part of these financial statements

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                      Year ended December 31,
                                                              1995             1994             1993
Sales                                                    $ 13,031,000     $ 11,966,000     $  9,439,000

Cost of goods sold, excluding depreciation
  and amortization                                          8,562,000        7,719,000        5,939,000
                                                         ------------     ------------     ------------

                                                            4,469,000        4,247,000        3,500,000

Expenses
  Selling, general and administrative                       4,342,000        3,562,000        4,852,000
  Depreciation and amortization                               618,000          734,000          575,000
  Impairment loss on intangible assets (Note 6)             4,922,000             --               --
  Reorganization costs                                           --               --            159,000
                                                         ------------     ------------     ------------

  Loss from operations                                     (5,413,000)         (49,000)      (2,086,000)
                                                         ------------     ------------     ------------
  Other (income) expense
    Interest                                                  563,000          898,000          450,000
    Other                                                     (10,000)          (4,000)          10,000
                                                         ------------     ------------     ------------

                                                              553,000          894,000          460,000
                                                         ------------     ------------     ------------
Loss before minority interest in consolidated
  subsidiary and provision (benefit) for income taxes      (5,966,000)        (943,000)      (2,546,000)

Minority interest in income of consolidated
  subsidiary                                                   (5,000)            --               --
Provision (benefit) for income taxes                             --           (285,000)          80,000
                                                         ------------     ------------     ------------

Net loss                                                 $ (5,971,000)    $   (658,000)    $ (2,626,000)
                                                         ============     ============     ============

Loss per share                                           $      (0.36)    $      (0.05)    $      (0.22)
                                                         ============     ============     ============
Weighted average number of shares
 outstanding                                               16,533,294       13,437,198       11,764,871
                                                         ============     ============     ============

   The accompanying notes are an integral part of these financial statements

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

                                                                    Additional    Cumulative
                                                      Common         Paid-in      Translation   Accumulated
                                     Shares            Stock         Capital      Adjustment       Deficit           Total
Balance at
 December 31, 1992                 14,038,120     $ 12,212,000     $      --      $ 139,000     $ (6,752,000)    $ 5,599,000
Stock issued for cash               1,493,242        3,376,000            --           --               --         3,376,000
Stock issued for services             113,828          265,000            --           --               --           265,000
Stock issued for purchase of
 machinery and equipment               16,000           16,000            --           --               --            16,000
Shares canceled per recision
 offer                                (79,460)        (215,000)           --           --               --          (215,000)
Net loss                                 --               --              --           --         (2,626,000)     (2,626,000)
                                  -----------     ------------     -----------    ---------     ------------     -----------

Balance at
 December 31, 1993                 15,581,730       15,654,000            --        139,000       (9,378,000)      6,415,000
Stock issued for cash                 686,364          474,000            --           --               --           474,000
Stock issued for services             510,000           80,000            --           --               --            80,000
Options/warrants issued
 for services                            --             55,000            --           --               --            55,000
Shares canceled per litigation
 settlement                          (675,000)        (307,000)           --           --               --          (307,000)
Conversion of note payable to
 common stock                         100,000          100,000            --           --               --           100,000
Change to reflect par value
 of common stock                         --        (15,893,000)     15,893,000         --               --              --
Net loss                                 --               --              --           --           (658,000)       (658,000)
                                  -----------     ------------     -----------    ---------     ------------     -----------

Balance at
 December 31, 1994                 16,203,094          163,000      15,893,000      139,000      (10,036,000)      6,159,000
Stock issued for cash               2,564,088           25,000       1,751,000         --               --         1,776,000
Stock issued for services              16,949             --            13,000         --               --            13,000
Options/warrants issued
 for services                            --               --           177,000         --               --           177,000
Conversion of notes payable
 to common stock                    1,126,999           11,000         839,000         --               --           850,000
Reclassification to
 accumulated deficit                     --               --              --       (139,000)         139,000            --
Net loss                                 --               --              --           --         (5,971,000)     (5,971,000)
                                  -----------     ------------     -----------    ---------     ------------     -----------

Balance at
 December 31, 1995                 19,911,130     $    199,000     $18,673,000    $    --       $(15,868,000)    $ 3,004,000
                                  ===========     ============     ===========    =========     ============     ===========

   The accompanying notes are an integral part of these financial statements

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                             Year ended December 31,
                                                      1995            1994            1993
Cash flows form operating activities:
  Net loss                                        $(5,971,000)    $  (658,000)    $(2,626,000)
  Adjustments to reconcile net loss to net
   cash used for operating activities:
    Depreciation and amortization                     618,000         734,000         575,000
    Write-off of impaired intangibles (Note 6)      4,922,000            --              --
    Minority interest                                   5,000            --              --
    Securities issued for services                    190,000         135,000         210,000
    Changes in assets and liabilities:
      Accounts receivable                            (214,000)       (869,000)        470,000
      Income taxes receivable                            --          (117,000)        (55,000)
      Inventories                                     (59,000)       (794,000)        428,000
      Prepaid and other assets                        181,000        (189,000)         13,000
      Accounts payable and accrued
       liabilities                                   (152,000)        911,000        (105,000)
      Deferred income taxes                              --          (168,000)        (53,000)
                                                  -----------     -----------     -----------

  Net cash used for operating activities             (480,000)     (1,015,000)     (1,143,000)
                                                  -----------     -----------     -----------
Cash flows from investing activities:
  Acquisition of businesses                           (35,000)        (32,000)           --
  Purchase of property and equipment                 (349,000)        (76,000)        (68,000)
  Cost of intangible assets                           (55,000)        (66,000)       (466,000)
  Purchase of marketable security                     (36,000)           --              --
  Proceeds from note receivable                        58,000            --              --
                                                  -----------     -----------     -----------

  Net cash used for investing activities             (417,000)       (174,000)       (534,000)
                                                  -----------     -----------     -----------
Cash flows from financing activities:
  Issuance of common stock                          1,776,000         474,000       3,431,000
  Funds held in trust                                    --              --          (621,000)
  Purchase and cancellation of common stock              --          (307,000)       (215,000)
  Proceeds from related parties                          --            15,000            --
  Payments to related parties                        (323,000)           --              --
  Proceeds from loans payable                            --           309,000         868,000
  Principal repayments on loans payable              (120,000)           --              --
  Principal repayments on notes payable              (420,000)           --        (2,480,000)
  Proceeds from notes payable                            --           598,000            --
  Principal repayments on capital leases              (12,000)           --              --
  Other                                                  --              --            53,000
                                                  -----------     -----------     -----------

  Net cash provided by financing activities           901,000       1,089,000       1,036,000
                                                  -----------     -----------     -----------

    The accompanying notes are an integral part of these financial statements

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                               Year ended December 31,
                                           1995         1994          1993

Increase (decrease) in cash                4,000     (100,000)       (641,000)

Cash, beginning of period                340,000      440,000       1,081,000
                                        --------    ---------     -----------

Cash, end of period                     $344,000    $ 340,000     $   440,000
                                        ========    =========     ===========
Supplemental disclosure of cash flow
 information:
  Cash paid for interest                $560,000    $ 777,000     $   501,000
                                        ========    =========     ===========
  Cash paid for income taxes            $   --      $    --       $   174,000
                                        ========    =========     ===========

Non-cash investing and financing activity:

  1995

  Effective April 1995, the Company acquired an 80% interest in Ludan Corporation for $35,000 in cash including $6,000 of direct acquisition costs, plus assumption of net liabilities of $23,000. In addition, a note payable owed by LC to a third party was converted to 20,000 shares of the Company's common stock.

  Notes payable of $830,000 were converted to 1,106,999 shares of common stock in 1995.

  Capital lease obligations of $83,000 were incurred when the Company entered into leases for office equipment and machinery and equipment.

  1994

  A $100,000 note payable was converted to 100,000 common shares in 1994.

  The Company acquired the assets of Disposable Medical Products, Inc. and 96.8% of the common stock of its subsidiary, DPI De Mexico, in March 1994 for $32,000 cash and $304,000 of debt, which was unpaid at December 31, 1994.

  1993

  The Company issued 16,000 shares of common stock valued at $16,000 to purchase machinery and equipment.

  The Company issued 23,386 shares of common stock valued at $55,000 for professional services in connection with private placements which were netted against the offering proceeds.

    The accompanying notes are an integral part of these financial statements

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. The Company

      Alpha Pro Tech, Ltd. (the Company) manufactures and distributes a variety of disposable mask, shield, shoe cover and apparel products and woundcare products. Through its 1992 acquisition of Alpha Pro Tech, Inc. (APT), a wholly-owned subsidiary, the Company began manufacturing and distributing its line of disposable mask and shield products and woundcare products. These products accounted for the majority of the Company's revenues until 1994. In March 1994, APT acquired all of the assets of Disposable Medical Products, Inc. (DMP) (Note 14). DMP manufactures and distributes the Company's disposable apparel products and has become the primary division of the Company. In April 1995, the Company, through APT, acquired an 80% interest in Ludan Corporation (LC) (Note 15). Through this acquisition, the Company has developed other applications for existing products, particularly disposable apparel and automated shoe cover products, to market to the food service and other industries. Most of the Company's disposable apparel, mask and shield products and woundcare products are distributed to medical, dental, industrial and clean room markets, predominantly in the United States.

      In June 1994, the Company changed its corporate domicile from Canada to the United States. In connection with this change, the Company changed its name from BFD Industries Inc. to Alpha Pro Tech, Ltd.

2. Summary of significant accounting policies

      Principles of consolidation

      The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, Alpha Pro Tech, Inc. (APT) as well as APT's 80% owned subsidiary, Ludan Corporation (LC), and 96.8% owned subsidiary DPI De Mexico (DPI). No minority interest has been recorded in these financial statements for DPI as such amounts are immaterial. All significant intercompany accounts and transactions have been eliminated. Certain prior year balances have been reclassified to conform with the current period presentation.

      Use of estimates

      The preparation of these financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Revenue recognition

      Revenue is recognized when goods are shipped to the customers. Revenues are reduced for anticipated sales returns and allowances.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Marketable securities

      On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities" which requires investment securities to be classified as either held to maturity, trading or available for sale. The adoption of SFAS 115 did not have a material impact on the Company's financial condition or results of operations.

      At December 31, 1995, the marketable security is a restricted certificate of deposit held by a financial institution that serves as a compensating balance for lines of credit relating to the Company's credit cards. The Company has classified its short-term security as available for sale and appropriately recorded it at its fair market value of $36,000.

      Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

      Advertising

      Advertising costs consist primarily of catalog preparation and printing costs which are charged to expense as incurred. Catalog costs expensed in 1995 were $41,000.

      Property and equipment

      Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives as follows:

      Factory equipment                      9-20 years
      Office furniture and equipment            7 years
      Leasehold improvements                  4-6 years
      Vehicles                                  5 years

      Intangible assets

      The excess of purchase price over the estimated fair value of assets acquired and liabilities assumed has been recorded as goodwill and are being amortized using the straight-line method over 8 years. Patent rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 8-17 years.

      During 1995, the Company reduced the useful lives of mask and shield patents from 17 years to 8 years and the useful life of the APT goodwill from 20 years to 8 years. These changes in estimate were based on the Company's analysis that future sales from masks, shields and woundcare products will decrease over the next five years as the Company continues to focus its efforts to manufacture and promote its automated shoe cover and disposable apparel products. Because the useful lives of the APT goodwill and the majority of the Company's patents were based on mask, shield and woundcare products, which are declining areas of the Company's business, the Company determined the change in useful lives was appropriate.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      At each balance sheet date, the Company reviews its intangible assets and determines whether an impairment has occurred by evaluating whether the carrying value of intangible assets exceed their respective future undiscounted cash flows, excluding interest. If an impairment has occurred, the Company evaluates the expected fair value of the assets based upon expectations of future discounted cash flows. Based upon its most recent analysis, the Company concluded that an impairment of $4,922,000 exists at December 31, 1995 as discussed further in Note 6.

      Income taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". This statement requires an asset and liability approach for accounting for income taxes.

      Translation of foreign currencies

      During 1992, the Company adopted the United States dollar as the functional currency. Prior to 1992, the Canadian dollar was the functional currency. Prior to December 31, 1995, the difference of $139,000 in translation for periods prior to the change in functional currency has been recorded as the "cumulative translation adjustment" in shareholders' equity. At December 31, 1995, the Company reclassified the cumulative translation adjustment account to accumulated deficit as the balance is immaterial to overall shareholders' equity and the account will not change in future years. Transactions in foreign currencies during the reporting periods are translated into the functional currency at the exchange rate prevailing at the transaction date. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date and are immaterial in amount. Transactional gains or losses on foreign exchange are reflected in net loss for the periods presented and are immaterial in amount.

      Loss per share

      Loss per share has been calculated based on the weighted average number of common and common equivalent shares outstanding, if dilutive, less shares held in escrow (Note 10). Common equivalent shares for all years were anti-dilutive and accordingly were excluded from the loss per share calculations.

      Major customer and concentration of credit risk

      With the acquisition of the assets and business of Disposable Medical Products, Inc. (Note 14) in 1994, the Company sells significant amounts of product to a large distributor on credit terms. Net sales to this distributor were 28.2% and 14.5% of total net revenue for 1995 and 1994, respectively. Management believes that adequate provision has been made for risk of loss on all credit transactions.

      Fair value of financial instruments

      The fair value of financial instruments including cash, accounts receivable, accounts payable, accrued professional fees, other accrued liabilities, due to related parties, notes payable and loans payable approximate their respective book values at December 31, 1995 and 1994.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Stock for services

      Common stock, stock options to purchase common stock and warrants to purchase common stock that are granted to third parties in exchange for services are valued at their estimated fair value at the date of grant and are expensed over the period the services are rendered.

      Stock Based Compensation

      The Financial Accounting Standards Board issued a statement in October 1995 entitled "Accounting for Stock-Based Compensation" which will be effective for the Company in 1996. This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation, however, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. Beginning in 1996, the Company intends to determine net income using previous accounting standards and to make the appropriate disclosures in the notes to the financial statements as permitted by the standard.

3. Inventories

      Inventories consist of the following:        1995          1994

      Raw materials                             $1,308,000    $1,317,000
      Work in process                              140,000         9,000
      Finished goods                               650,000       713,000
                                                ----------    ----------

                                                $2,098,000    $2,039,000
                                                ==========    ==========

4. Prepaid expenses and other assets

      Prepaid expenses and other assets consist of the following:

                                                      1995          1994

      Consulting agreement                          $ 23,000      $ 69,000
      Deferred private placement costs                  --         163,000
      Loan origination costs                          45,000          --
      Prepaid insurance                               25,000          --
      Other                                           46,000        88,000
                                                    --------      --------

                                                    $139,000      $320,000
                                                    ========      ========

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5. Property and equipment

   Property and equipment consist of the following:

                                                        1995            1994

   Machinery and equipment                          $ 1,590,000     $ 1,205,000
   Office furniture and equipment                       302,000         220,000
   Leasehold improvements                                67,000          53,000
                                                    -----------     -----------

                                                      1,959,000       1,478,000
   Less accumulated depreciation and amortization      (609,000)       (438,000)
                                                    -----------     -----------

                                                    $ 1,350,000     $ 1,040,000
                                                    ===========     ===========

      At December 31, 1995, the Company had $83,000 of assets under capital lease obligations consisting of $57,000 of machinery and equipment and $26,000 of office equipment.


6. Intangible assets

      Intangible assets consist of the following:

                                                 1995             1994

      Goodwill                               $    78,000      $ 5,148,000
      Patents                                     40,000        1,119,000
      Other                                       77,000          503,000
                                             -----------      -----------

                                                 195,000        6,770,000
      Less accumulated amortization              (28,000)      (1,369,000)
                                             -----------      -----------

                                             $   167,000      $ 5,401,000
                                             ===========      ===========

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Impairment Loss

      The Company acquired all of the common stock of Alpha Pro Tech, Inc. in May 1992 for $7,307,000 including direct acquisition costs of $107,000. The acquisition was accounted for as a purchase and the purchase price was ultimately allocated as follows:

         Net identifiable assets                             $  690,000
         Goodwill                                             5,148,000
         Patents                                              1,012,000
         Trademarks                                             127,000
         Non compete agreement                                  300,000
         Other                                                   30,000
                                                             ----------

                                                             $7,307,000
                                                             ==========

      As noted in Note 1, the Company manufactures and distributes its line of disposable mask and shield products and woundcare products through its wholly-owned subsidiary, APT. Due to declining sales of these product lines since the 1992 APT acquisition and due to recent changes in the health care market, the Company has modified its strategy to focus on increased demand for its disposable apparel and automated shoe cover products. The above changes resulted in the Company revising the estimated useful lives of intangible assets recorded from the APT acquisition (Note
      2). Additionally, the Company conducted an impairment analysis that determined the fair value of the assets based on discounted cash flows. From the analysis, the Company determined that the carrying value of the APT goodwill and patents related to the Company's line of disposable mask and shield products and woundcare products should be reduced by $4,922,000 at December 31, 1995. At December 31, 1995, the impairment loss has been recorded in the 1995 statement of operations and relates to the carrying value of the following assets:

                                                                December 31,
                                                                   1995

      Goodwill                                                  $4,215,000
      Patents                                                      586,000
      Trademarks                                                    61,000
      Other                                                         60,000
                                                                ----------

                                                                $4,922,000
                                                                ==========

      Delta Foam Patent

      In 1993, the Company purchased patent rights for the Delta Foam Support System. Under the terms of the purchase agreement, the Company is required to generate cumulative revenues for the product line of $1,000,000 by June 30, 1995 and $1,000,000 per year thereafter until the patent expires in the year 2008. If these revenues are not achieved, the patent rights revert back to the seller. Management believed the Company would not generate sufficient revenues to retain the patent rights and, accordingly, the unamortized balance of the patent rights, $175,000, was expensed in 1994.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. Accrued liabilities

      Accrued liabilities consist of the following:
                                                            1995         1994

            Professional fees                             $439,000    $504,000
            Payroll and payroll taxes                      185,000     181,000
            Interest                                        10,000      79,000
            Sales tax                                       40,000      42,000
            Other                                           77,000     122,000
                                                          --------    --------

                                                          $751,000    $928,000
                                                          ========    ========

8. Notes Payable

      Notes payable consist of the following:
                                                              1995        1994

      Note payable, interest at 12%, maturing
        March 31, 1995a                                    $   --      $275,000

      Note payable due in monthly installments
        of $4,900, interest at 7.5%, maturing                41,000        --
       July 31, 1996

      Note payable due in monthly installments
        of $1,500, interest at 8.0%, maturing                26,000        --
        July 31, 1997

      Note payable due in monthly installments of
        $4,000, interest at 6%, with the remaining
        balance due March 31, 1996a                          62,000     110,000

      Note payable convertible into common stock at
        $0.75 per share, interest at 22%, due on demand        --        50,000

      Notes payable to related parties, interest at 20%
        payable quarterly, due on demand                     33,000      33,000
                                                           --------    --------

                                                            162,000     468,000
      Less:  Current portion                                152,000     406,000
                                                           --------    --------

                                                             10,000      62,000
                                                           --------    --------

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Notes converted to equity during 1995

      Notes payable, interest at 9.5%, due December 29,
        1994, convertible into common stock at $0.75
        per share                                               --       300,000

      Note payable, interest at 12%, due November 30,
        1994, convertible into common stock at $0.75
        per share                                               --       365,000

      Notes payable, interest at 22%, maturing
        April 30, 1995, convertible into common stock at
        $0.75 per share                                         --       100,000

      Note payable, interest at 22%, due October 31,
        1994, convertible into common stock at $0.75
        per share                                               --        65,000
                                                            --------    --------

                                                                --       830,000
                                                            --------    --------

      Notes payable, less current portion                   $ 10,000    $892,000
                                                            ========    ========

9. Loans Payable

      During 1995, the Company, through its wholly owned subsidiary APT, entered into a three-year credit facility with an asset-based lender. Loans payable at December 31, 1995 represent outstanding amounts against the facility. Pursuant to the terms of the credit agreement, the Company has a $3,000,000 line of credit secured by accounts receivable, inventory, trademarks, patents, property and equipment, and all issued and outstanding shares of DPI. Borrowings collateralized by machinery and equipment are limited to $275,000 and borrowings for inventory are limited to the lesser of $500,000 or 25% of the outstanding balance under the facility. At December 31, 1995, the maximum line of credit available to the Company was $1,350,000. The credit facility bears interest at prime plus 5% which was 13.5% at December 31, 1995. At December 31, 1995, $222,000 of the outstanding balance is collateralized by the Company's machinery and equipment which is payable over five years.

      The Company paid $30,000 in loan origination fees to obtain the credit facility. Under the terms of the agreement, the Company pays a 1% loan fee annually and is subject to certain other minimum loan fees, unused line fees and prepayment penalties if the line of credit is repaid early.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Future maturities for loans payable are as follows:

      1996                                                      $  890,000
      1997                                                          55,000
      1998                                                          55,000
      1999                                                          55,000
      2000                                                           2,000
                                                                ----------

                                                                $1,057,000
                                                                ==========

      Loans payable at December 31, 1994 of $877,000 and $300,000 represent funds associated with $1,113,000 of trade account receivable that were factored, with recourse, and a property and equipment loan. The Company refinanced these loans through a new lender during 1995 as described above.

10. Shareholders' Equity

      Litigation settlement

      In 1990, the Company was named as a co-defendant in a legal action. The plaintiff, John P. Russell, the Company and other co-defendants have settled and compromised all claims involved in the litigation pursuant to a Settlement Agreement dated August 19, 1994. The terms of the Agreement provided for the payment of $260,000 to Mr. Russell and the cancellation of 675,000 escrowed shares (see below) of the Company's common stock owned by Mr. Russell. Legal fees directly associated with the settlement totaled $47,000, resulting in a total charge to shareholders' equity of $307,000.

      Recision offer

      Under an agreement with the Superintendent of Brokers for British Columbia, a recision offer was made during 1993 to a group of participants in two private placements, resulting in the cancellation of 79,460 shares for $215,000.

      Escrowed shares

      Pursuant to an agreement dated April 5, 1989, the Company purchased all of the assets and business of BFD Inc. from certain individuals. The purchase price of $625,000 Canadian was settled by the issuance of 3,500,000 common shares and the assumption of liabilities of $520,000 Canadian. Of the shares issued, 3,150,000 are subject to an escrow agreement. These shares may be released from escrow in future years using a formula based on cash flow from operations which would result in a charge to earnings at the then estimated fair market value of the shares when released from escrow. Shares not released after ten years will be canceled. The escrowed shares have full voting rights and privileges. At December 31, 1995, all of the shares except for the shares canceled in connection with the settlement with John P. Russell remain in escrow.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Shares issued for services

      During 1995, the Company issued 16,949 shares valued at $13,000 for services performed relating to the Company's private placement. During 1994, the Company issued 510,000 shares valued at $80,000 relating to consulting and advisory services. During 1993, 113,828 shares were issued and valued at $265,000 for services performed in relation to the private placements and other management and advisory services.

      Private placement activity

      During 1995, 1994 and 1993, 1,802,649, 432,964 and 645,865 common shares were subscribed for under private placements for $1,352,000, $324,000, and $1,542,000, respectively. Costs relating to the private placements were $426,000, $76,000 and $92,000 for 1995, 1994 and 1993, respectively.

      Warrant activity

      Warrant activity for the three years ended December 31, 1995 is as follows:

                                                                         Exercise Price
                                                             Shares       Per Warrant
      Warrants outstanding, December 31, 1992              1,272,378     $2.25 to $3.96
        Granted in connection with private placement         452,745      1.75 to  3.07
        Granted in connection with funds held in trust        20,812               3.07
        Exercised                                           (669,377)     2.25 to  3.96
        Expired                                             (623,813)     2.25 to  3.96
                                                          ----------     --------------

      Warrants outstanding, December 31, 1993                452,745               1.75
        Granted in connection with private placement         432,964               0.75
        Granted to lenders                                 1,064,999               0.75
                                                          ----------     --------------

      Warrants outstanding, December 31, 1994              1,950,708      0.75 to  1.75
        Granted in connection with private placement       1,802,649               0.75
        Granted to lenders                                   257,000               0.75
        Exercised                                           (451,439)     0.75 to  1.75
        Expired                                              (80,000)              1.75
                                                          ----------     --------------

      Warrants outstanding, December 31, 1995              3,478,918     $0.75 to $1.75
                                                          ==========     ==============

      The warrants outstanding at December 31, 1995 entitle the holders to purchase one common share for the stated price and expire between June 1996 and February 1998.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Option activity

      During 1993, the Company adopted stock option plans for employees and directors of the Company. As of December 31, 1995, 2,700,000 shares were reserved for issuance under these plans, of which 2,249,000 have been granted at December 31, 1995. The exercise price of the options is determined based on the fair market value of the stock on the date of grant. Option activity for the three years ended December 31, 1995 is as follows:

                                                                Exercise Price
                                                    Shares        Per Option

      Options outstanding, December 31, 1992      1,068,000     $0.18 to $3.91
        Granted to employees/directors            1,365,000               0.75
        Granted to consultants                      540,000      0.75 to  3.50
        Exercised                                  (178,000)     0.18 to  3.91
        Expired                                    (458,000)     0.18 to  3.91
        Canceled                                   (605,000)     0.18 to  3.91
                                                 ----------     --------------

      Options outstanding, December 31, 1993      1,732,000      0.75 to  3.50
        Granted to employees/directors              100,000               1.00
        Granted to lenders                          747,500      0.75 to  1.06
        Granted to consultants                      555,000               1.00
        Exercised                                  (253,400)     0.75 to  1.00
        Expired                                    (108,600)     1.00 to  3.50
        Canceled                                    (85,000)              0.75
                                                 ----------     --------------

      Options outstanding, December 31, 1994      2,687,500      0.75 to  1.06
        Granted to employees/directors              784,000      1.00 to  2.03
        Granted to consultants                      540,000      0.75 to  2.03
        Exercised                                  (310,000)     0.75 to  1.00
        Canceled                                   (160,000)     0.75 to  2.00
                                                 ----------     --------------

      Options outstanding, December 31, 1995      3,541,500     $0.75 to $2.03
                                                 ==========     ==============

      The options outstanding at December 31, 1995 entitle the holder to purchase one common share at the stated price and expire between March 1996 and December 2000. At December 31, 1995, 3,406,500 options are exercisable.

11. Reorganization costs

      During 1993, management adopted a formal plan to consolidate manufacturing previously performed in Birmingham and Huntsville, Alabama into its production facility at North Salt Lake City, Utah. The sales office in Atlanta, Georgia was also closed. These facilities were closed in December 1993.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

12. Income taxes

      The provision (benefit) for income taxes consists of the following:

                                          Year ended December 31,
                                  1995            1994              1993

      Current                  $    --          $(117,000)       $ (3,000)
      Deferred                      --           (168,000)         83,000
                               ---------        ---------        --------

                               $    --          $(285,000)       $ 80,000
                               =========        =========        ========

      No current benefit for income taxes has been recorded in the 1995 statement of operations since the Company's history of recurring losses precludes anticipation of the benefit of the 1995 loss.

      The current income tax benefit in 1994 is a result of the carryback of net operating losses, generated by the Company's wholly owned United States subsidiary, Alpha Pro Tech, Inc. This benefit resulted in tax refunds for taxes paid in prior years.

      The deferred income tax benefit of $168,000 in 1994 is the result of a reduction in the prior year deferred tax liability. The reduction results from the ability of the Company to utilize excess 1994 operating losses generated by the U.S. operations to offset deferred tax liabilities.

      Deferred tax assets (liabilities) are comprised of the following at December 31.

                                                 1995             1994
      Loss carry forwards
        U.S                                  $ 2,035,000      $ 1,473,000
        Canada                                 2,082,000        2,082,000
      Other                                       76,000           40,000
                                             -----------      -----------

      Gross deferred tax assets                4,193,000        3,595,000
      Depreciation and amortization              (55,000)        (108,000)
                                             -----------      -----------

      Net                                      4,138,000        3,487,000
      Valuation allowance                     (4,138,000)      (3,487,000)
                                             -----------      -----------

                                             $      --        $      --
                                             ===========      ===========

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The provision for income taxes differs from the amount that would be obtained by applying the United States statutory rate to the loss before income taxes as a result of the following:

                                                                  Year ended December 31,
                                                             1995           1994          1993
      Recovery of income taxes based on United
          States statutory rates (34%)                   $(2,030,000)    $(325,000)    $(866,000)
      Current unrecognizable tax benefit of losses of
         parent Company                                         --            --         714,000
      Non-deductible goodwill amortization                 1,590,000        40,000       110,000
      Increase in valuation allowance                        430,000          --            --
      Other                                                   10,000          --         122,000
                                                         -----------     ---------     ---------

      Provision (benefit) for income taxes               $      --       $(285,000)    $  80,000
                                                         ===========     =========     =========

      At December 31, 1995, the Company has net operating losses for United States and Canadian tax purposes available to reduce future United States and Canadian taxable income amounting to approximately $5.5 million and $4.7 million, respectively.

      For United States tax purposes, these losses will expire as follows:

      2005                                             $1,400,000
      2006                                                 37,000
      2007                                                857,000
      2008                                                184,000
      2009                                              1,632,000
      2010                                                323,000
      2011                                              1,023,000
                                                       ----------

                                                       $5,456,000
                                                       ==========

      For Canadian income tax purposes, these losses will expire as follows:

      1996                                             $1,468,000
      1997                                                109,000
      1998                                              1,010,000
      1999                                                357,000
      2000                                              1,729,000
                                                       ----------

                                                       $4,673,000
                                                       ==========

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. Lease Commitments and Obligations

      The Company leases three manufacturing facilities under month to month operating leases and certain other office and warehouse facilities under non-cancelable operating leases expiring between June 1996 and July 2000. The Company also leases certain manufacturing and office equipment under capital leases expiring between July 1997 and October 2000.

      The following summarizes future minimum lease payments required under capital and non-cancelable operating leases:

      Year ending                                        Capital      Operating
      December 31,                                        Leases       Leases

      1996                                              $  35,000     $169,000
      1997                                                 31,000       60,000
      1998                                                 20,000        2,000
      1999                                                  8,000        3,000
      2000                                                  7,000        1,000
                                                        ---------     --------

      Future minimum lease payments                     $ 101,000     $235,000
                                                                      ========
      Less amounts representing interest                  (30,000)
                                                        ---------

      Present value of future minimum lease payments    $  71,000
      Less amounts due within one year                    (22,000)
                                                        ---------

      Amounts due after one year                        $  49,000
                                                        =========

      Total rent expense incurred by the Company under operating leases for the year ended December 31, 1995, 1994 and 1993 was $265,000, $237,000 and
      $225,000, respectively.

14. Acquisition of Disposable Medical Products, Inc.

      On March 25, 1994, the Company, through its wholly owned subsidiary Alpha Pro Tech, Inc., acquired the assets of Disposable Medical Products, Inc.
      (DMP) and 96.8% of the shares of DMP's wholly owned subsidiary DPI for $336,000, including $32,000 of direct acquisition costs. The Company recorded a liability of $304,000 at December 31, 1994 for the unpaid purchase price which was subsequently paid in 1995. This amount was payable to the previous owners who are now employees of the Company. Prior to the acquisition, DMP had been operating as a debtor in possession under Chapter 11 of the Bankruptcy Code.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Under the purchase agreement, the Company operated DMP under a post petition financing agreement through March 1995. In March 1995, the acquisition was finalized and all related payments were made. Under the terms of the agreement, the Company was entitled to the risks and rewards of operating DMP in exchange for providing DMP with sufficient working capital for continuing operations and, accordingly, DMP's operations have been consolidated into those of the Company's since April 1, 1994. The purchase price was allocated as follows:

      Inventories                                               $ 105,000
      Prepaid expenses                                             30,000
      Machinery and equipment                                     228,000
      Accounts payable and accrued liabilities                    (27,000)
                                                                ---------

                                                                $ 336,000
                                                                =========

      Pro forma financial information (unaudited)

      The unaudited pro forma results of operations of the Company, as if the acquisition of DMP had occurred on January 1, 1993, are as follows:

                                                     December 31,
                                               1994               1993

      Revenue                             $ 12,574,000       $ 12,978,000
                                          ============       ============

      Loss for the year                   $   (671,000)      $ (2,792,000)
                                          ============       ============

      Loss per common share               $      (0.05)      $      (0.24)
                                          ============       ============

      The unaudited pro forma information does not purport to be indicative of the results from operations that actually would have been obtained if the purchase had been consummated January 1, 1993 or of the results of operations that may be obtained in the future.

15. Acquisition of Ludan Corporation

      Effective April 1995, the Company acquired an 80% interest in Ludan Corporation, a Georgia based materials laminating company, for $35,000 in cash including $6,000 of direct acquisition costs, plus assumption of net liabilities of $23,000. In addition, a note payable owed by LC to a third party of $20,000 was converted to 20,000 shares of the Company's common stock. The Company recorded $78,000 of goodwill in connection with the acquisition which is being amortized over 8 years.

Alpha Pro Tech, Ltd.
(formerly BFD Industries Inc.)

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

16. Quarterly Financial Information (Unaudited)

      Fourth quarter adjustment affecting prior quarter

      During the fourth quarter of 1995, the Company recorded a $412,000 reduction to fourth quarter cost of sales to correct the September 30, 1995 inventory balance which was overstated.

      Had this adjustment been recorded correctly in the proper interim period, net income (loss) and net income (loss) per share for the quarter ended September 30, 1995 would have been reported as follows:

      Net income as reported                                  $    12,000
                                                              ===========

      Net income per share as reported                               0.00
                                                              ===========

      Net loss as adjusted                                       (400,000)
                                                              ===========

      Net loss per share as adjusted                                (0.02)
                                                              ===========

      Other Significant Fourth Quarter Adjustments

      As further explained in Note 6, an impairment loss of $4,922,000 was recorded in the fourth quarter of 1995.

                      Alpha Pro Tech, Ltd. and Subsidiaries
                 Schedule II - Valuation and Qualifying Accounts

                        Balance at     Charged       Charged                     Balance at
                        Beginning    to Costs and    to Other                      End of
Description             of Period      Expenses     Accounts (1)  Deductions (2)   Period

December 31, 1995
Deducted from
related asset account:

Allowance for
doubtful accounts       $   66,000    $   18,000    $             $   23,000     $   61,000
                        ==========    ==========    ==========    ==========     ==========

Provision for
inventory               $   22,000    $  140,000    $     --      $  130,000     $   32,000
                        ==========    ==========    ==========    ==========     ==========

Valuation allowance
for income taxes        $3,487,000    $             $  651,000    $              $4,138,000
                        ==========    ==========    ==========    ==========     ==========

December 31, 1994
Deducted from
related asset account:

Allowance for
doubtful accounts       $   75,000    $  140,000    $     --      $ (149,000)    $   66,000
                        ==========    ==========    ==========    ==========     ==========

Provision for
inventory               $   22,000    $     --      $     --      $     --       $   22,000
                        ==========    ==========    ==========    ==========     ==========

Valuation allowance
for income taxes        $3,423,000    $             $   64,000    $              $3,487,000
                        ==========    ==========    ==========    ==========     ==========

December 31, 1993
Deducted from
related asset account:

Allowance for
doubtful accounts       $   47,000    $   61,000    $     --      $  (33,000)    $   75,000
                        ==========    ==========    ==========    ==========     ==========

Provision for
inventory               $     --      $   22,000    $     --      $     --       $   22,000
                        ==========    ==========    ==========    ==========     ==========

Valuation allowance
for income taxes        $1,341,000    $             $2,082,000    $              $3,423,000
                        ==========    ==========    ==========    ==========     ==========

(1) Represents increase to net deferred tax assets and a corresponding increase to the valuation allowance.

(2)  Represents uncollectible accounts and inventory written off.

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following expenses are estimated:


      SEC Registration Fee        $    4,291.00*
      Accounting fees             $   15,000.00
      Legal Fees                  $   15,000.00
      Printing, Engraving &
      Mailing                     $    5,000.00
      Transfer agent
      & registrar's fees          $    2,000.00
      Blue Sky fees and
      expenses                    $    1,000.00
      Miscellaneous expenses      $    1,709.00
                                  -------------

         TOTAL                    $   43,000.00


      * Actual

Item 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article Tenth of the company's Certificate of Incorporation provides in part as follows:

      TENTH: The corporation shall, to the fullest extent permitted by 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's By-Laws, the Stock Purchase Agreements, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15. RECENT SALES OF UNREGISTERED SECURITIES

      During the past three years, the following securities were sold or issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"):

      In the period November 1994 through April 4, 1995 the Company sold 2,235,613 Units at $ .75 per Unit, each Unit consisting of one common share and a two-year non-transferable share purchase warrant exercisable at $ .75 per share, for total proceeds aggregating $ 1,673,877. These units were sold to approximately 80 persons, all of whom the Company reasonably believes were "accredited" investors as that term is defined in Regulation D under the Act, and all but one were citizens of the U.S. In connection with this private placement, a finder's fee of $ 70,320 and 16,947 Common Shares were issued.*

      During the three months ended March 31, 1995 the Company issued 1,107,000 common shares and 1,107,000 warrants exercisable at $ 0.75 per share to 8 persons and one institution, in exchange for $ 830,000 of Notes Payable.*

      In November, 1995 the Company issued 13,333 shares to one person in connection with the exercise of the warrants included in the above referenced units.*

* The above securities were issued in reliance on the exemption from registration under Section 4(2) as not involving any public offering. Claims of such exemptions are based upon the following: (i) all of the purchasers in such transactions were sophisticated investors with the requisite knowledge and experience in financial and business matters to evaluate the merits and risk of an investment in the Company, were able to bear the economic risk of an investment in the Company, had access to or were furnished with the kinds of information that registration under the Act would have provided and acquired securities for their own accounts in transactions not involving any general solicitations or advertising, and not with a view to the distribution thereof, and (ii) a restrictive legend was placed on each certificate evidencing the securities; (iii) each purchaser acknowledged in writing that he knew the securities were not registered under the Act or any State securities laws, and are "RESTRICTED SECURITIES" as that term is defined in Rule 144 under the Act, that the securities may not be offered for sale, sold or otherwise transferred within the United States except pursuant to an Effective Registration Statement under the Act and any applicable State securities laws, or pursuant to any exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

Item 16. Exhibits and Financial Statement Schedules

16 (a)     Exhibits

(3)(a)     Certificate of Incorporation dated February 17, 1983.
   (b)     Certificate of Change of Name dated July 27, 1988.
   (c)     Certificate of Change of Name dated July 4, 1989.
   (d)     Memorandum.
   (e)     Articles (equivalent to By-Laws).
   (f)     Certificate of Incorporation of Alpha Pro Tech, Ltd.
           dated June 15, 1994   *
   (g) Application for Certificate of Registration and Articles of Continuance State of Wyoming - filed June 24, 1995 *
   (h)     Certificate of Registration and Articles of Continuance
           of Secretary of State, State of Wyoming,
           dated June 24, 1994   *
   (i)     Certificate of Secretary of State of Wyoming
           dated June 24, 1995   *
   (j)     Certificate of Amendment of Certificate of Incorporation
           of Alpha Pro Tech, Ltd. dated
           June 24, 1994   *
   (k)     Articles of Merger of BFD Industries Inc., a
           Wyoming Corporation and Alpha Pro Tech, Ltd.,
           a Delaware Corporation, effective July 1, 1994
   (l) Certificate of Ownership and Merger which merges BFD Industries with and into Alpha Pro Tech, Ltd., a Delaware Corporation effective July 1, 1994 *
(4)(a)     Form of Common Stock Certificate   **
(5)(a)     Opinion of Counsel ***
(10)(a)    Form of Director's Stock Option Agreement
   (b)     Form of Employee's Stock Option Agreement
   (c)     Employment Agreement between the Company and Al Millar
           dated June, 1989
   (c)(i)  Employment Agreement between the Company and
           Donald E. Bennett, Jr.   **
   (c)(ii) Employment Agreement between the Company and Michael Scheerer ***
   (d) Lease Agreement between White Dairy Company, Inc. and the Company for lease of the premises situated at 2724-7th Avenue South, Birmingham, Alabama, 35233, dated March, 1990, and amendment thereto dated April, 1990.

   (e) BFD Industries Limited Partnership Agreement between 881216 Ontario Inc. and Bernard Charles Sherman dated May 17, 1990

   (f) Asset Purchase Agreement between the Company and the BFD Industries Limited Partnership dated May 17, 1990
   (g) Purchase Agreement between the Company, Bernard Charles Sherman and Apotex, Inc. dated June 21, 1991 and amendment thereto made August 30, 1991
   (h) Professional Services Agreement between the Company and Quanta Corporation dated September, 1991
   (i) Sales and Marketing Agreement between the Company and MDC Corp., dated October 4, 1991
   (j) National Account Marketing Agreement between the Company and National Contracts, Inc. dated October 7, 1991
   (k) Group Purchasing Agreement between the Company and Premier Hospitals Alliance, Inc. dated November 1, 1991
   (l) Letter of Intent between the Company and the shareholders of Alpha Pro Tech, Inc. dated December 11, 1991, and amendment thereto dated February 19, 1992
   (m) Group Purchasing Agreement between the Company and AmeriNet Incorporated dated January, 1992
   (n)     Group Purchasing Agreement between the Company and Magnet, Inc.
   (o)     Share Purchase Agreement re Acquisition of Alpha Pro Tech, Inc.

 (16)(a)   Letter re: changes in certifying accountant.  *

 (24)(a) Consent of Price Waterhouse (included in Part II of Registration Statement) ***

   (b) Consent of Counsel (contained in their opinion Exhibit 5(a) included in Part II of Registration Statement).

(16) (b)   Financial Statement Schedules


           Schedule VIII - Valuation and Qualifying Accounts (contained on Page F-24 of the Financial Statements included herein) ***


           Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

----------
Unless otherwise noted, all of the foregoing exhibits are Incorporated by reference to Form 10 Registration Statement (File No. 0-1983) filed on February 25, 1992.

* Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 019893).

** Incorporated by reference to Registration Statement on Form S-1, File No. 33-93894 which became effective August 10, 1995

*** Filed herewith

Item 17. Undertakings

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any Prospectus required by Section 10(a) of the Securities Act of 1933;

            (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Markham, Province of Ontario, Canada on January, _____ 1997.

                                   ALPHA PRO TECH, LTD.


                                              S/Sheldon Hoffman
                                              ---------------------------
                                        BY:   Sheldon Hoffman
                                              Chief Executive Officer,
                                              Principal Financial Officer
                                              and Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

S/Sheldon Hoffman                         S/Alexander W. Millar
----------------------------              -----------------------------
SHELDON HOFFMAN,                          ALEXANDER W. MILLAR,
Chief Executive Officer,                  President and Director
Principal Financial Officer               Date: January,_____ 1997
and Director
Date:  January________, 1997


S/John Ritota                             S/Robert Isaly
----------------------------              -----------------------------
JOHN RITOTA, Director                     ROBERT ISALY, Director
Date:  January_____, 1997                 Date: January_____, 1997


S/Lloyd Hoffman                           S/Donald E. Bennett, Jr.
----------------------------              -----------------------------
LLOYD HOFFMAN,                            DONALD E. BENNETT, JR.
Vice President and Controller,            Director
Principal Accounting Officer              Date:  January_____, 1997
Date:  January_____, 1997